UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K/A

SPECIAL FINANCIAL REPORT PURSUANT TO RULE 15d-2 OF

THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

Commission File Number: 333-72184

CBOT HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware	36-4468986
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

141 West Jackson Boulevard

Chicago, Illinois 60604

312-435-3500

(Address of principal executive offices)

(Registrant’s telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant (1) has filed all reports required by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☐    No  ☒

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (Section 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.    ☒

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act).    Yes  ☐    No  ☒

On April 22, 2005, the Board of Trade of the City of Chicago, Inc. (“CBOT”) completed a restructuring that converted the CBOT from a nonstock, not-for-profit corporation with members into the registrant, a stock, for-profit holding company with stockholders, and a nonstock, for-profit subsidiary with members. As of June 30, 2004, the aggregate market value of CBOT memberships held by non-affiliates of the CBOT, which, as described above, were subsequently converted into the common stock of the registrant and memberships in a nonstock, for-profit subsidiary, was about $1,729,307,000 based upon the average of the closing bid and ask prices for CBOT memberships on such date.

As of May 12, 2005, there were 49,359,836 shares of the registrant’s Class A common stock, par value $0.001 per share, issued and outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

None.

This Special Financial Report is filed under cover of the facing sheet of Form 10-K/A in accordance with Rule 15d-2 of the Securities Exchange Act of 1934 and contains financial statements for the registrant’s fiscal year ended December 31, 2004.

CBOT HOLDINGS, INC.

SPECIAL FINANCIAL REPORT

For the Year Ended December 31, 2004

EXPLANATORY NOTE

Special Financial Report. On April 22, 2005, the Board of Trade of the City of Chicago, Inc., which we refer to as the “CBOT,” completed a restructuring that converted the CBOT from a nonstock, not-for-profit corporation into a stock, for-profit holding company with stockholders, and a nonstock, for-profit derivatives exchange subsidiary with members. Following the merger, the CBOT became a nonstock subsidiary of CBOT Holdings, Inc., which we refer to as “CBOT Holdings.” A detailed description of the restructuring is included in the Registration Statement on Form S-4 (SEC No. 333-72184) filed by CBOT Holdings, as declared effective by the Securities and Exchange Commission on February 14, 2005.

Rule 15d-2 under the Securities Exchange Act of 1934, as amended, provides generally that if a company files a registration statement under the Securities Act of 1933, as amended, which does not contain certified financial statements for the company’s last full fiscal year (or for the life of the company if less than a full fiscal year), then the company must, within 90 days after the effective date of the registration statement, file a special report furnishing certified financial statements for the last full fiscal year or other period, as the case may be. Rule 15d-2 further provides that the special financial report is to be filed under cover of the facing sheet of the form appropriate for annual reports of the company.

CBOT Holdings’ Registration Statement on Form S-4 did not contain the certified financial statements for the year ended December 31, 2004, the last full fiscal year of CBOT and CBOT Holdings, as contemplated by Rule 15d-2. Therefore, as required by Rule 15d-2, CBOT Holdings filed such certified financial statements with the SEC under cover of the facing page of an Annual Report on Form 10-K.

Amended Special Financial Report. We are filing this amended Special Financial Report to amend our Special Financial Report for the fiscal year ended December 31, 2004 (“2004 Special Financial Report”). The purpose of this amendment is to reflect the effects of the restatement of our consolidated statement of cash flows for the year ended December 31, 2004 (as discussed in Note 14 to the consolidated financial statements) resulting from the correction in the classification of distributions to partners in connection with the dissolution of our Ceres Trading Limited Partnership (“Ceres”) subsidiary from cash flows from investing activities to cash flows from financing activities. As a result, we are also revising our discussion under the heading “Disclosure Controls and Procedures.” In addition, we are concurrently amending the 2004 Special Financial Report to reflect the effects of the reclassification of restricted cash activity from cash flows from operating activities to cash flows from investing activities, consistent with the reclassification of restricted cash activity described in our Form 10-Q for the Quarterly Period ended June 30, 2005. These matters did not change any of the account balances on the accompanying consolidated statements of financial condition, consolidated statements of income or the net increase (decrease) in cash and cash equivalents included in the consolidated statements of cash flows for the year ended December 31, 2004. Except with respect to these reclassifications, this 2004 amended Special Financial Report does not reflect any events that have occurred after the 2004 Special Financial Report was filed.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

The following table sets forth a summary of consolidated financial and other data for the CBOT. This historical data relates to the CBOT rather than CBOT Holdings because we did not complete our restructuring transactions, which created our holding company structure, until April 22, 2005. The balance sheet data as of December 31, 2003 and 2004 and operating data for the years ended December 31, 2002, 2003 and 2004 have been derived from our audited consolidated financial statements and related notes included elsewhere in this document. The balance sheet data as of December 31, 2002 have been derived from audited consolidated financial statements and related notes not included in this document. The information set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the consolidated financial statements and the related notes, and other financial information included elsewhere in this document.

	Year Ended December 31,
	2002	2003	2004
	(in thousands)
Operating Data
Revenues:
Exchange fees	$204,963	$285,815	$204,004
Clearing fees	—	1,158	73,556
Market data	58,258	55,850	64,234
Building	25,239	20,061	22,428
Services	16,554	16,059	12,828
Other	3,259	2,359	3,143

Total revenues	308,273	381,302	380,193
Operating expenses	249,240	264,488	305,970

Income from operations	59,033	116,814	74,223
Income taxes	24,295	22,511	32,809

Income before equity in unconsolidated subsidiary and minority interest	34,738	94,303	41,414
Equity in loss of unconsolidated subsidiary—net of tax of $285, $437 and $320, respectively	(427)	(656)	(479)
Minority interest in (income) loss of subsidiary	—	(62,940)	1,050

Net income	$34,311	$30,707	$41,985

Balance Sheet Data
Total assets	$354,197	$483,981	$460,416
Total cash and cash equivalents	85,790	142,666	105,427
Short-term borrowings	10,714	19,665	20,359
Long-term borrowings	42,857	50,045	31,074
Minority interest	—	62,940	—
Total equity	219,036	251,283	293,591

Other Data
Total contract volume	343,883	454,591	599,994
Total contract volume by product
Interest rate products	268,021	365,839	490,039
Agricultural products	66,669	72,983	85,149
Stock index products	9,160	15,546	24,038
Metals, Energy and Other products	33	223	768
Total contract volume by platform
Electronic	129,326	235,718	349,608
Open-auction	200,846	199,384	223,929
Off-exchange	13,711	19,489	26,457
Open interest at period-end (contracts)	5,705	7,265	9,920

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

On April 22, 2005, we completed a series of restructuring transactions that converted our organization from a nonstock, not-for-profit company with members into a stock, for-profit holding company with stockholders and a nonstock, for-profit derivatives exchange subsidiary with members. This type of transaction is sometimes called a demutualization. As a result of the restructuring transactions, our members became stockholders of CBOT Holdings and members of the CBOT subsidiary.

Prior to the completion of the restructuring transactions, CBOT Holdings had not begun doing business as a separate entity and, therefore did not have its own set of financial statements. As a result, the financial condition and results of operations discussed here are those of the CBOT, which operated the exchange prior to the completion of the restructuring transactions. The CBOT continues to operate the exchange after the restructuring transactions as a subsidiary of CBOT Holdings. It is currently anticipated that the business of the CBOT will be the primary business of CBOT Holdings.

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations gives effect to the matters discussed in Note 14 to the consolidated financial statements.

Overview

We are one of the world’s leading and most liquid derivatives exchanges based on contract volume, with approximately 15% of all global listed futures and options on futures contracts traded on our platforms during 2004. We offer products in five broad categories: interest rate products, agricultural products, stock market indices, metals and energy products. We offer trading of our products through both our electronic trading and open-auction platforms. Coupled with our leading technology infrastructure, we believe that this “side-by-side” trading, which effectively creates one marketplace with multiple access points, provides unique trading opportunities by offering deep liquidity coupled with transparency that affords all market participants equal access and the ability to compete openly for outstanding orders.

We derive a substantial portion of our revenue from exchange fees relating to the trading in our markets, which accounted for 54% of our total revenues in 2004. In addition, we derive revenue from clearing fees generated from trading in our markets and from the sale of market data related to trading in our markets, which accounted for 19% and 17%, respectively, of our total revenues in 2004. In order to increase the volume of contracts traded on our markets and resulting revenues, we seek to develop and promote contracts designed to satisfy the trading, hedging and risk management needs of our market participants. We also seek to introduce new technology and functionality to enhance the distribution, accessibility, liquidity and usability of our products.

Exchange Fees

Our largest source of operating revenues is exchange fee revenue. Exchange fee revenue is a function of three variables: (1) exchange fee rates, determined for the most part by contract type, trading mechanism and membership/customer status; (2) trading volume; and (3) transaction mix between contract type, trading mechanism and membership customer status. Because our trading fees are assessed on a per transaction basis, our exchange fee revenues are directly correlated to the volume of contracts traded on our markets. While exchange fee rates are established by us, trading volume and transaction mix are primarily influenced by factors outside our control. These external factors include: price volatility in the underlying commodities, interest rate or inflation volatility, changes in U.S. government monetary or fiscal policies, agricultural or trade policies, weather conditions in relation to agricultural commodities, and national and international economic and political conditions.

Recent years have seen a steady increase in the total trading volume on derivatives exchanges. According to industry sources, total global volume on futures and options on futures was 2.6 billion, 3.4 billion and 3.9 billion contracts traded in 2002, 2003 and 2004, respectively, representing year over year growth of 27% during 2003 and 16% during 2004. We have also experienced consistent increases in our trading volumes over the last several years. Our total volume was 343.9 million, 454.6 million and 600.0 million contracts traded in 2002, 2003 and 2004, respectively, representing annual growth for 2003 and 2004 of 32% in both 2003 and 2004. Contract trading volume levels in 2002, 2003 and 2004 were each consecutive CBOT record highs.

The following chart illustrates trading volume across the four different categories of products traded at the CBOT for 2003 and 2004 (in thousands) (our energy products did not launch until March 2005):

	2003		2004		Volume Change	% of Change
Trading Volume by Product Category	Volume	% of Total	Volume	% of Total
Interest Rate	365,839	80%	490,039	82%	124,200	85%
Agricultural	72,983	16%	85,149	14%	12,166	8%
Stock Market Indices	15,546	4%	24,038	4%	8,492	6%
Metals, Energy and Other	223	0%	768	0%	545	0%

Total	454,591	100%	599,994	100%	145,403	100%

Our recent growth in trading volume is largely attributable to growth in trading volume of our interest rate products. Interest rate products primarily consist of our U.S. Treasury complex, which includes contracts on 30-year U.S. Treasury bonds, as well as 10, 5, and 2-year Treasury notes. Volume on these contracts represented 79% of our 2004 total volume and 81% of the volume growth from 2003 to 2004. We believe that the recent growth in trading volume related to contracts on U.S. Treasury securities is due to macro-economic factors as well as CBOT-specific factors.

Macro-economic factors that we believe affect trading volume in contracts on U.S. Treasury securities include the volatility in the underlying cash markets for such securities, the tightening of credit markets and the level of deficit spending by the U.S. government. Volatility in the underlying cash markets related to U.S. Treasury securities has increased in recent years, which we believe has led to increased trading volume in contracts on U.S. Treasury securities traded at the CBOT. Also, we believe that recent corporate scandals and associated credit problems have led companies to become more conservative in the management of their credit risk and, therefore, that such companies have increased their use of derivative instruments on regulated exchanges such as the CBOT, which is regulated by the CFTC and whose contracts are guaranteed through the CME/CBOT Common Clearing Link. Finally, we believe that recent deficit spending by the U.S. government has necessitated additional issuances of U.S. Treasury securities which, in turn, have increased trading volume in contracts on U.S. Treasury securities.

Some CBOT-specific factors that we believe affect trading volume in contracts on U.S. Treasury securities include expanded distribution, lower pricing and the shift from open-auction traded volume to electronically traded volume. During 2003, we expanded the distribution of our products to large European institutional trading firms to attract new trading volume. Also, we lowered exchange fees at the beginning of 2003 and on select contracts at the beginning of 2004, some of which were increased in the first quarter of 2005. Finally, as discussed below, electronic trading is becoming a more significant source of our trading volume each year. In our experience, products historically offered for trading on our open-auction markets that are concurrently offered for trading on our electronic trading platform generally tend to experience significant volume growth following their side-by-side offering for trading on our electronic trading platform.

While not certain, we expect that the macro-economic and CBOT-specific factors that contributed to past volume increases will continue to contribute to future volume levels. Therefore, if these same factors continue to exist, we may experience similar increases in contract trading volume. However, additional factors may arise that could offset future increases in contract trading volume or result in a decline in contract trading volume, such as new or existing competition or other events. Accordingly, you should understand that our recent contract trading volume history may not be an indicator of future contract trading volume results.

Trading volume primarily consists of trades on our electronic trading and open-auction platforms. A small portion of our volume consists of transactions that are executed outside of both our electronic trading platform and our open-auction platform. This “off-exchange” volume includes transactions such as wholesale trades, exchange for physicals (EFPs), exchange for risk (EFRs) and exchange for swaps (EFSs). Recently, trading volume on our electronic trading platform has surpassed trading volume on our open-auction trading platform. However, trading volume on our open-auction trading platform has also increased albeit at a more modest rate. The following chart provides contract trading volume on our various platforms (in thousands):

Trading Volume by Platform	2003		2004		Volume of Change	% of Change	% Change
	Volume	% of Total	Volume	% of Total
Electronic	235,718	52%	349,608	58%	113,890	78%	48%
Open-auction	199,384	44%	223,929	37%	24,545	17%	12%
Off-exchange	19,489	4%	26,457	4%	6,968	5%	36%

Total	454,591	100%	599,994	100%	145,403	100%	32%

Clearing Fees

In November 2003, we began to transition clearing services for certain products to the CME/CBOT Common Clearing Link. This transition was completed by January 2004. Under the terms of our arrangement with the CME, we receive clearing fees in respect of each side of a trade made either on our electronic trading or open-auction platforms that is cleared through the CME/CBOT Common Clearing Link. We received no clearing fees under our arrangement for clearing services provided by our former clearing services provider. In 2004, we recognized $73.6 million of clearing fees, representing 19% of our total revenues. The aggregate amount of clearing fees received by us is based upon contract trading volume in our products and, therefore, will fluctuate based on the same factors that affect our trading volume.

Market Data

We derive additional revenue from the sale of market data generated by trading in our markets. Because we are the principal market for our products, our price information has value as a key indicator of the financial and agricultural markets. To some extent, revenues from the sales of our market data are also dependent upon volume, as well as our ability to remain a principal market and to respond to innovations in technology that may affect the availability, reliability and price of market data. Sales of market data accounted for 17% of our total revenues in 2004.

Building Revenues

We rent commercial space in the buildings that we own. These revenues are generally affected by market rental rates, lease renewals and business conditions in the financial services industry in which most of our tenants operate. Building expenses are dependent on variable utility costs, cleaning expenses, real estate taxes and other general operating costs.

The current commercial real estate market in Chicago is very competitive due to overall excesses in available business space. During 2002, a significant tenant vacated over 200,000 square feet of office space. Due to the competitive real estate market, we were not able to obtain new tenants for all the space or at the same lease rates, which led to reduced building revenues in 2003 of $5.2 million. Also, in December 2004, another tenant, who leased approximately 50,000 square feet of office space, vacated their space and we have not found a new tenant for such space. If we continue to have difficulty finding new tenants at historical lease rates, the revenues from real estate operations could continue to be adversely affected.

Service Revenues

We derive revenue from the provision of various services to our trading community in relation to their trading activities. These consist of telecommunication and connectivity services to allow access to our trading platforms, as well as general services such as trading floor amenities and trader documentation and security authorization.

Other Revenues

Other revenues consist primarily of interest income on short-term investments and fines assessed to the trading community for rules violations.

Membership Dues

The board of directors of the CBOT currently possesses the authority to levy assessments on our memberships. These assessments are levied on an as-needed basis and are generally nonrecurring in nature.

Operating Expenses

Our expenses are generally incurred to support our electronic trading and open-auction platforms, as well as our building operations to a lesser extent. Some of our expenses are fixed in nature, meaning that the overall expense structure is generally independent of trading volume. Others are based, in part, on trading volume levels and will therefore vary directly with volume levels. Salaries and benefits represent our largest expense category and are mostly dependent upon our staffing requirements and the overall employment market. Other significant operating expenses in recent years are expenses associated with enhancements to our trading systems, license fees to our electronic trading system providers, litigation expenses and development of the restructuring transactions.

Alliances

Due to increasing competitive pressures in the futures industry, we review our competitive position on an ongoing basis and from time to time consider, and engage in discussions with other parties regarding, various strategic alliances, acquisitions, divestitures and other arrangements in order to continue to compete effectively, improve our financial results, increase our business and allocate our resources efficiently.

For example, the CBOT has made its products available on its electronic trading platform since 1992, initially relying on the Globex system, and, beginning in 1994, on Project A, which was operated through the electronic trading division of Ceres Trading Limited Partnership until its decommissioning in August 2000. In August 2000, Project A was replaced by the a/c/e system, which was the product of an alliance between the CBOT and certain affiliates and Deutsche Börse AG, the Swiss Stock Exchange and their jointly owned subsidiaries, Eurex Zurich AG and Eurex Frankfurt AG. In January 2004, we replaced the a/c/e system software with the LIFFE CONNECT® system software designed and built by LIFFE. We currently rely on the LIFFE CONNECT® system software to power e-cbot pursuant to a license agreement with LIFFE that provides us a license to use the LIFFE CONNECT® system software for a period of five years, commencing November 24, 2003.

In April 2003, we entered into an agreement with the CME to establish the CME/CBOT Common Clearing Link pursuant to which clearing and related services are provided to us. In March 2004, we entered into an agreement with Dow Jones & Company to calculate, distribute and sublicense to interested parties the Dow Jones CBOT Treasury Index. The underlying index components are our U.S. Treasury Bond, 10-Year U.S. Treasury Note and 5-Year U.S. Treasury Note futures prices. Under a 1997 agreement, we have been the exclusive global distributor of Dow Jones Indices. In addition, in December 2002, we entered into an arrangement with eSpeed, Inc. that grants eSpeed a license to distribute our products on its multiple buyer/multiple seller real-time electronic marketplaces.

We have also entered into memoranda of understanding with several international exchanges, such as the Tokyo International Financial Futures Exchange, the Taiwan Exchange, the Dalian Exchange, the Sydney Futures Exchange, the Tokyo Grain Exchange and the Shanghai Futures Exchange in order to exchange various information and cooperate on issues such as development of new products, changes to existing contract specifications and trading methods and other areas of mutual interest. Further, in December 2004, we implemented agreements with the Minneapolis Grain Exchange, the Kansas City Board of Trade and the

Winnipeg Commodity Exchange to provide them access to our e-cbot system for the purpose of listing their contracts on an electronic trading platform. Also, we now act as those three exchanges’ sole distributor of market data. We believe that it is important for us to form strategic partnerships to bring together the necessary expertise and resources to address competitive pressures and meet new market demands.

Segments

We have identified two reportable operating segments: exchange trading and real estate operations. The exchange trading segment primarily consists of revenue and expenses from both the electronic trading and open-auction platforms, as well as from the sale of related market data to vendors and from clearing services. The real estate operations segment consists of revenue and expenses from renting and managing our real estate. We allocate indirect expenses to each operating segment.

Results of Operations

Year ended December 31, 2004 compared to year ended December 31, 2003

Revenues. Consolidated revenues for the year ended December 31, 2004 were $380.2 million, approximately equivalent to the $381.3 million recorded during 2003. The following chart provides revenues by source and by percentage of total revenues for the years ended December 31:

	2003		2004		Variance
	In Thousands	% of Total	In Thousands	% of Total	In Thousands	% Change
Exchange fees	$285,815	75%	$204,004	54%	$(81,811)	-29%
Clearing fees	1,158	0%	73,556	19%	72,398	6252%
Market data	55,850	15%	64,234	17%	8,384	15%
Building	20,061	5%	22,428	6%	2,367	12%
Services	16,059	4%	12,828	3%	(3,231)	-20%
Other	2,359	1%	3,143	1%	784	33%

Total revenue	$381,302	100%	$380,193	100%	$(1,109)	0%

Trading volume during 2004 was 600.0 million contracts, a 32% increase from the 454.6 million contracts in the previous year. The increase in trading volume we experienced was double the 16% volume increase in global volume in 2004. Electronic trading volume increased 48% to 349.6 million contracts in 2004 versus 235.7 million contracts in 2003. The percentage of electronic trading to total trading volume increased from 52% in 2003 to 58% in 2004. Open-auction trading volume for 2004 increased 12% to 223.9 million contracts compared to 199.4 million contracts in 2003. Off-exchange volume was 26.5 million contracts and 19.5 million contracts in 2004 and 2003, respectively.

Despite the increased contract trading volume described above, revenues from exchange fees decreased 29%, or $81.8 million, from $285.8 million in the year ended December 31, 2003 to $204.0 million in 2004. In February 2004, we decreased trading fees on selected contracts traded on our electronic trading platform in response to market conditions. Due to this fee reduction, the average fee per contract traded fell to $0.34 in 2004 versus $0.63 in 2003. The decision to reduce trading fees made in February 2004 was revisited in November 2004 as part of the annual budget process. Based upon 2004 operating results and ongoing competitive threats, as well as other factors, we determined to maintain our basic fee structure, with the exception that we would make modest fee increases for certain electronic trades for which we had reduced trading fees during 2004. We continuously evaluate the fees that we charge on all types of trades and may decide to adjust fees in the future.

Open-auction trading fees were $84.1 million for the year ended December 31, 2004, a 19% increase compared to $70.9 million in the prior year period. The average open-auction fee per contract traded was $0.38 in 2004, compared to $0.36 in the prior year due to a pricing increase for certain trades made at the end of 2003.

Volume discounts reduced open-auction trading fees by $0.7 million and $1.3 million in 2004 and 2003, respectively.

The increase in open-auction trading fees primarily related to a 12% increase in volume during 2004 on agricultural products such as corn, wheat and soybeans; contracts which are almost entirely traded in our open-auction pits. We believe that we experienced increased trading of agricultural products in 2004 due to several factors that create market uncertainty or volatility. We believe that there were relatively tight supplies of the major agricultural commodities due to increased international demand, particularly from China, and also due to poor growing conditions in 2003 and the first part of 2004. Also, we believe that there is increased market uncertainty due to the emergence of multiple crop years since the U.S. is no longer the primary producer of certain agricultural commodities. For instance, Brazil and Argentina’s combined soybean production is now estimated to be greater than the U.S.’s total production. In response to this development, we have announced plans to launch a South American soybean contract, pending CFTC approval, with delivery points in Brazil in the second quarter of 2005, which would mark the first time we have offered an agricultural contract with a delivery point outside the United States. Finally, we believe that there is an overall increase in the awareness and knowledge of price risk management strategies, that producers locked in record level prices early in 2004 and that investors are recognizing new opportunities within the agricultural futures industry.

Electronic trading fees were $81.1 million for the year ended December 31, 2004, 57% less than the $188.9 million in the prior year period. The trading fee reductions introduced in February 2004 in response to market conditions were for selected contracts traded on our electronic trading platform. Such contracts represented about 92% of total electronic trading volume, which led to the decreased electronic trading fee revenue despite increased electronic trading volume. The average electronic trading fee per contract traded was $0.23 in 2004, compared to $0.80 in the prior year. Additionally, volume discounts reduced electronic trading fees by $1.9 million and $18.4 million in 2004 and 2003, respectively. Except for the nominal fee discussed above that we are reinstating for certain electronic trades for which we had waived all trading fees, we expect to maintain our current pricing structure in the immediate future and therefore expect that we will recognize average electronic trading fees similar to those in 2004 as opposed to the higher rates experienced in prior years.

Off-exchange volume fees were $38.8 million in 2004 versus $26.0 million in 2003. Other contract trading volume represents transactions, such as non-trade allocations and exchange for physical transactions, that do not occur on either our electronic trading or open-auction platforms.

Beginning in November 2003, we began to receive clearing fees in respect of each side of a trade made in our electronic trading and open-auction platforms that is cleared through the CME/CBOT Common Clearing Link. Clearing fee revenues in the year ended December 31, 2004 were $73.6 million versus $1.2 million in the previous year. Prior to the establishment of the CME/CBOT Common Clearing Link, our members cleared transactions executed on our electronic trading and open-auction platforms through another third-party provider of clearing services who billed our members directly for clearing services, so no clearing fee revenue was recorded by us prior to November 2003.

Market data revenues were $64.2 million in 2004, a 15% increase from $55.9 million in 2003. The main component of market data revenues, quote fees, increased by $7.4 million, or 14%, due to a pricing increase for real-time quote feeds instituted in January 2004. The increase in quote fee pricing was offset to a degree by a reduction in the average number of market data subscriptions in 2004 versus 2003, which was consistent with recent trends as industry consolidation had reduced the total subscription demand for market data. However, subscription levels during the first nine months of 2004 were relatively flat in comparison with levels at year end 2003 and increased slightly during the fourth quarter of 2004. It is possible that the recent stabilization in subscription demands we have experienced is a result of reaching a sustainable level for market data subscriptions or that our increased trading volume has created new demand for market data subscriptions. Nevertheless, we may continue to see subscription levels decrease in the future.

Other market data revenues increased $1.0 million in 2004 from the previous year. We expect that the new market data products we have offered, or may offer in the future, will help to alleviate future reduction in revenues we may experience from decreased market data subscriptions. For instance, in May 2003, we introduced a web-based quote and charting application called CBOT Advantage, which allows subscribers to create interactive charts with real-time data. Revenues from this new offering were $0.8 million and $0.6 million in 2004 and 2003, respectively. We also introduced DataExchange in June 2004, which provides subscribers with web-based access to 30 years of historical CBOT market data. While DataExchange revenues were not significant in 2004, we expect both new products to provide future growth in our market data revenues.

Building revenues from leased office space were $22.4 million for the year ended December 31, 2004, a $2.4 million increase from the same period of 2003. The increase in 2004 primarily resulted from an increase in the occupancy rate in the buildings owned by us due to the procurement of new tenants to occupy some of the space vacated by a significant tenant in 2002. However in December 2004, another tenant, who leased approximately 50,000 square feet of office space, representing approximately $1.3 million in annualized revenue, vacated their space and we have not found a new tenant for such space. If we have difficulty finding a new tenant, future building revenues could be adversely affected.

Member dues of $9.3 million were recognized in the first half of 2004 related to a six month dues assessment made in January 2004. The dues were levied by our board of directors in order to provide us with adequate funds to meet increased financial demands associated with competitive pressures such as the launch of Eurex US. The need for an additional dues levy was reviewed by the board of directors in July 2004, at which time it was decided that an additional dues levy was unnecessary. The board of directors reevaluated this decision in October 2004 and decided to rescind the original dues assessment. No dues were assessed during 2003.

Operating Income. Income from operations decreased 36% to $74.2 million in the year ended December 31, 2004. Operating income from the exchange trading segment decreased $46.0 million, or 39%, to $72.7 million in 2004. Operating income from the real estate operations segment increased $3.4 million in 2004 from an operating loss of $1.8 million in 2003.

The exchange trading segment decrease was largely the result of a $81.8 million decrease in exchange fee revenues and a $13.3 million increase in segment depreciation offset, to a degree by increased net clearing income of $18.6 million and decreased license fees of $21.4 million. Exchange fees decreased in 2004 due to the fee cuts discussed previously. Depreciation increased in 2004 due to the e-cbot system that was capitalized at the end of 2003. As discussed above, clearing service revenues and expenses were not recorded until November 2003 due to the arrangement with the clearing house utilized before that time to bill customers directly for clearing services. License fees decreased in 2004 due to the change in the provider of our electronic trading system.

The real estate operations segment increased by $3.4 million from a loss of $1.8 million in 2003, primarily as a result of increased building revenue of $2.4 million as building vacancy was reduced from 2003 levels due to the procurement of new tenants. Building segment results were also favorably affected by reduced interest expense of $0.7 million, due to lower debt levels on loans related to real estate.

Expenses. Operating expenses totaled $306.0 million for the year ended December 31, 2004, compared to $264.5 million for the same period of 2003, a 16% increase. Operating expenses as a percent of total revenues increased from 69% in 2003, to 80% in 2004, thereby lowering the operating margin to 20% in 2004 from 31% in 2003. In 2004, we experienced significant operating expense increases in clearing services and depreciation due to our new clearing arrangement and enhanced electronic trading system. However, we experienced sizable decreases in our technology costs and license fees due to more favorable licensing and operating agreements with the provider of our new electronic trading system as compared to those with our previous provider. While we have some significant variations in line item expenses between 2004 and 2003, we believe that our current level of operating expenses is commensurate with the new business model we created at the end of 2003 and that our future operating expenses will be more comparable to those experienced in 2004. The following chart illustrates operating expenses and income from operations in total and as a percent of total revenues for the years ended December 31:

	2003		2004		Variance
	In Thousands	% of Total	In Thousands	% of Total	In Thousands	% Change
Total revenues	$381,302	100%	$380,193	100%	$(1,109)	0%

Expenses:
Salaries and benefits	64,122	17%	70,046	18%	5,924	9%
Clearing services	972	0%	54,755	14%	53,783	5533%
Depreciation and amortization	32,869	9%	46,011	12%	13,142	40%
Professional services	28,155	7%	27,910	7%	(245)	-1%
General and administrative expenses	18,455	5%	20,302	5%	1,847	10%
Building operating costs	25,042	7%	24,315	6%	(727)	-3%
Information technology services	56,116	15%	36,953	10%	(19,163)	-34%
Contracted license fees	27,601	7%	6,179	2%	(21,422)	-78%
Programs	5,891	2%	10,724	3%	4,833	82%
Interest	3,975	1%	4,703	1%	728	18%
Litigation	—	0%	3,500	1%	3,500	—
Severance and related costs	1,290	0%	572	0%	(718)	-56%

Operating expenses	264,488	69%	305,970	80%	41,482	16%

Income from operations	$116,814	31%	$74,233	20%	$(42,591)	-36%

Salaries and benefits were $70.0 million in 2004, a 9% increase from the $64.1 million recorded in 2003. Salaries, incentive pay and payroll taxes increased $6.0 million in 2004 due to higher staffing levels as well as merit increases. We employed 3% more full time employees at the end of December 2004 as compared with December 2003. Also, medical insurance costs increased $1.9 million in 2004. This increase of 38% is similar to rising health care costs that most U.S. companies are experiencing.

Clearing services expense was $54.8 million in 2004 versus $1.0 million in 2003. Clearing service expense represents a contract trading volume-based fee we pay to our provider of clearing services. Accordingly, this expense varies in direct correlation with our trading volume. Also, as discussed above, 2004 clearing service expense represents the first full year effect of the November 2003 implementation of the CME/CBOT Common Clearing Link.

Depreciation and amortization charges increased $13.1 million from $32.9 million in 2003 to $46.0 million in 2004. This increase relates to additional depreciation of $12.4 million recorded on new software and equipment placed into service since November of 2003 related to e-cbot and the CME/CBOT Common Clearing Link.

Professional services expense decreased modestly in 2004 to $27.9 million, from $28.2 million in 2003. The largest variance in professional services was a decrease of $1.7 million in costs for consultants and programmers used for modifications to our various trading technologies. This decrease was offset to a degree by increased expenses related to the current restructuring process in the amount of $1.1 million. We anticipate similar usage levels of professional resources in the next few years as we continue to enhance and maintain the technology supporting both our electronic and open-auction trading venues.

General and administrative expenses increased $1.8 million to $20.3 million in 2004. Expenses for leased computers and computer hardware increased $2.7 million in 2004 primarily due to increased needs for computers and servers to facilitate our increasing reliance on technology to support our electronic and open-auction trading venues. Also, losses on foreign currency transactions were $0.8 million in 2004, $1.3 million better than the $2.1 million of losses realized in 2003. General and administrative expenses, other than foreign currency gains and losses, tend to be relatively fixed and, therefore, do not vary significantly from period to period. Gains and losses on foreign currency transactions, however, are based upon the spot rate between the U.S. dollar and the British pound sterling, the currency in which we have liabilities with LIFFE. Our general policy to mitigate the potential change in the value of the dollar versus the pound is to utilize foreign currency forward contracts when the future payment timing and amount is known, such as for scheduled debt payments or fixed support payments. We do not utilize foreign currency forward contracts when the payment timing or amount is uncertain and therefore we will continue to have potentially significant fluctuations in foreign currency gains and losses in the future. As of December 31, 2004, we had forward contracts for approximately 40.1 million pounds sterling ($76.9 million), which relate to scheduled payments on existing debt and firm commitments through 2008.

Information technology services were $37.0 million in 2004, a 34% decrease from $56.1 million in 2003. The decrease is mostly the result of the transition in the fourth quarter of 2003 to the new e-cbot electronic trading system. The operating costs paid to maintain the e-cbot system were approximately $18.6 million less than those paid to operate the previous a/c/e system due to more favorable operating agreements with LIFFE.

Contracted license fees in 2004 were $6.2 million, a 78% decrease from $27.6 million in the prior year. The decrease primarily relates to the licensing arrangements in place for the electronic trading platform being used in each period. Such fees were $2.1 million and $24.7 million in 2004 and 2003, respectively. The license for the LIFFE CONNECT® system software is fixed for the term of the license agreement. The a/c/e system software license was composed of a fixed fee as well as a variable quarterly fee based on daily a/c/e system volume. Other license fees were $4.1 million and $2.9 million in 2004 and 2003, respectively.

Programs costs increased $4.8 million to $10.7 million in 2004. The increase relates to efforts to increase our presence in new markets, specifically in Europe. In 2004, we spent $1.8 million on a program to connect new users in Europe to our electronic trading platform. We also experienced increases in advertising and trade relation expenses of $2.0 million and $0.5 million, respectively, in our active pursuit of new interest in our exchange products, both in the United States and abroad. Also, market maker program expenses increased $0.6 million during 2004 as we strove to generate increased liquidity in specific exchange contracts.

Litigation settlement expense of $3.5 million was recognized in 2004. This represents a payment made to plaintiffs’ lawyers in a settlement agreement made to settle the lawsuit brought by certain Associate Members, GIMs, IDEMs and COMs relating to the proposed allocation of equity in the restructuring of the CBOT. Under the terms of the settlement agreement, we were obligated to pay $3.5 million in attorney fees and expenses upon entry of a final judgment order by the Circuit Court of Cook County, Illinois, which happened in the fourth quarter of 2004. In addition, upon an affirmative vote by our members in favor of a restructuring (which occurred on April 14, 2005), we became obligated to pay an additional $4.0 million in attorney fees in the second quarter of 2005.

Building operating costs in 2004 decreased $0.7 million, or 3%, largely the result of lower real estate tax expense of $0.6 million in 2004 related to decreasing tax rates imposed on commercial property by the county in which we are located. Interest expense increased $0.7 million primarily due to new debt acquired in the second half of 2003 related to the new electronic trading platform.

Finally, minority interest in the loss of a subsidiary was $1.1 million in 2004 versus $62.9 million of minority interest in the income of a subsidiary in 2003. Ceres, the subsidiary in which we recognize a minority interest, was dissolved as of December 31, 2003. The Ceres loss in the current year represented wind up activities as the assets of Ceres were liquidated. The liquidation process was completed in 2004, with the final distribution to Ceres partners made in December 2004.

The provision for income taxes was $32.8 million in 2004, compared to $22.5 million in 2003. The effective tax rate was 44% and 19% for 2004 and 2003, respectively. The 2003 rate was lower than 2004 largely because of the minority interest recorded in each period. Excluding the effects of the recorded minority interest, the effective tax rate would have been 44% and 42% in 2004 and 2003, respectively. These rates were higher than the corporate federal and state combined rate of 40% due to expenses that are non-deductible for tax purposes, such as the $3.5 million litigation settlement in 2004 and expenses related to the restructuring transactions of $4.1 million and $3.0 million in 2004 and 2003, respectively.

Year ended December 31, 2003 compared to year ended December 31, 2002

Revenues. Consolidated revenues for the year ended December 31, 2003 were $381.3 million, an increase of 24%, from $308.3 million in the corresponding period of 2002. The following chart illustrates revenues by source and by percent of total revenues:

	2002		2003		Variance
	In Thousands	% of Total	In Thousands	% of Total	In Thousands	% Change
Exchange fees	$204,963	66%	$285,815	75%	$80,852	39%
Clearing fees	—	0%	1,158	0%	1,158	—
Market data	58,258	19%	55,850	15%	(2,408)	-4%
Building	25,239	8%	20,061	5%	(5,178)	-21%
Services	16,554	5%	16,059	4%	(495)	-3%
Other	3,259	1%	2,359	1%	(900)	-28%

Total revenue	$308,273	100%	$381,302	100%	$73,029	24%

Trading volume during 2003 was 454.6 million contracts, a 32% increase from 343.9 million contracts in 2002. The increase in trading volume we experienced is comparable to the 27% increase experienced globally on futures markets in 2003 as customers utilize our products to mitigate risks they face in their businesses. Open-auction trading volume in 2003 decreased slightly to 199.4 million contracts compared to 200.9 million contracts in the prior year. Trading volume for electronic trading increased 82% to 235.7 million contracts in 2003 versus 129.3 million contracts in 2002. The percentage of electronic trading to total trading volume increased from 38% in 2002 to 52% in 2003.

Due to the increased trading volume described above, revenues from exchange fees increased 39%, or $80.9 million, from $205.0 million in 2002 to $285.8 million in 2003. The average fee per contract traded was $0.63 and $0.60 for the year ended December 31, 2003 and December 31, 2002, respectively.

Open-auction and off-exchange fees were $96.9 million for the year ended December 31, 2003, a 2% decrease compared to $98.7 million in the prior year period. In January 2003, management decreased the individual member fees on open-auction trades by three cents at all volume levels. This fee reduction primarily accounted for the $1.8 million decrease in open-auction fees. The average open-auction fee per contract traded was $0.44 for the year ended December 31, 2003, compared to $0.46 for the same period of the prior year. Volume discounts reduced open-auction trading fees by $1.3 million and $2.4 million in 2003 and 2002, respectively.

Electronic trading fees were $188.9 million in 2003, 78% higher than the $106.3 million in the prior year. In October 2002, management decreased the individual member fees on electronic trades by five cents at all volume levels. The increased electronic trading volume described above, offset to a degree by this fee reduction, largely accounted for the higher electronic trading fees. The average electronic trading fee per contract traded was $0.80 for the year ended December 31, 2003, compared to $0.82 for the prior year. Volume discounts reduced electronic trading fees by $18.4 million and $7.4 million in 2003 and 2002, respectively.

Market data revenues were $55.9 million in 2003, a 4% decrease from $58.3 million in 2002. The main component of market data revenues, quote fees, decreased by $6.7 million, or 11%, due to a reduction in the average number of terminal subscriptions in the current period. This was offset to a degree by a $3.6 million reduction in rebates to member firms for terminal subscription fees, as the rebate program was discontinued at the end of 2002. The reduction in terminal subscriptions is consistent with recent trends as industry consolidation has reduced the total subscription demand for market data. This trend is expected to continue in the future.

Building revenues from leased office space were $20.1 million for the year ended December 31, 2003, a 21% decrease from $25.2 million for the same period of 2002. One of our more significant tenants paid a $0.8 million lease termination penalty in the first quarter of 2002. The building revenues attributable to this tenant in 2002 were about $4.5 million, excluding the early termination penalty. If the space occupied by the tenant cannot be leased at similar lease rates or in a timely manner, building revenues could continue to be significantly affected in the future.

Beginning in November 2003, we began to receive clearing fees in respect of each side of a trade made on our electronic trading and open-auction platforms that is cleared through the CME/CBOT Common Clearing Link. Prior to the CME/CBOT Common Clearing Link, our members cleared transactions executed on our electronic trading and open-auction platforms through another third-party provider of clearing services who billed our members directly for clearing services, so no clearing fee revenue or expense was record in 2003 prior to November 2003. Clearing fee revenues in 2003 of $1.2 million represent fees charged to customers for the clearing of trades. We paid $1.0 million of this fee to the CME, which payment is recorded as clearing services expense. Both clearing fee revenue and clearing services expense are recognized in the period the clearing is performed.

Service revenues decreased in 2003 to $16.1 million from $16.6 million a year earlier. A trading floor efficiency fee of $2.5 million was charged in 2002. No such fee was charged in 2003. Trading floor efficiency fees may be assessed when determined necessary based upon management’s review of operational funding requirements. Service revenues in 2003 included $2.6 million of one-time charges to member firms to offset costs incurred by us to install data lines between member firms and the trading host for the e-cbot system that was developed and implemented in November 2003.

Operating Income. Income from operations increased 98%, or $57.8 million, to $116.8 million in 2003. Operating income from the exchange trading segment increased 74% to $118.6 million in 2003. This increase is mainly the result of higher segment revenues of $78.2 million coupled with lower depreciation of $4.2 million and the absence of a $10.7 million and a $6.2 million charge for a litigation settlement and an asset impairment charge, respectively, that were recorded in 2002. These improvements to operating income were offset to a degree by an increase in license fees of $13.6 million, as well as increased technology expenses of $13.3 million. The real estate operations segment increased by $7.4 million to a loss of $1.8 million in the current year, primarily as a result of higher segment revenues of $3.2 million and lower corporate overhead allocation of $2.0 million. This segment’s revenues were higher due to increased charges of $8.4 million for staff space used within the building. Building rent for third party customers decreased by $5.2 million.

Expenses. Operating expenses totaled $264.5 million for the year ended December 31, 2003, compared to $249.2 million for the year ended December 31, 2002, a 6% increase. Operating expenses as a percent of total revenues decreased from 81% in 2002, to 69% in 2003, thereby raising the operating margin to 31% in 2003 from 19% in the prior year. The following chart illustrates operating expenses and income from operations in total and as a percent of total revenues:

	2002		2003		Variance
	In Thousands	% of Total	In Thousands	% of Total	In Thousands	% Change
Total revenues	$308,273	100%	$381,302	100%	$73,029	24%

Expenses:
Salaries and benefits	59,315	19%	64,122	17%	4,807	8%
Depreciation and amortization	37,438	12%	32,869	9%	(4,569)	-12%
Professional services	30,716	10%	28,155	7%	(2,561)	-8%
General and administrative expenses	11,171	4%	18,455	5%	7,284	65%
Building operating costs	24,579	8%	25,042	7%	463	2%
Information technology services	42,807	14%	56,116	15%	13,309	31%
Contracted license fees	13,999	5%	27,601	7%	13,602	97%
Programs	3,449	1%	5,891	2%	2,442	71%
Clearing services	—	0%	972	0%	972	—
Loss on impairment of long-lived assets	6,244	2%	—	0%	(6,244)	-100%
Interest	4,754	2%	3,975	1%	(779)	-16%
Litigation	10,735	3%	—	0%	(10,735)	-100%
Severance and related costs	4,033	1%	1,290	0%	(2,743)	-68%

Operating expenses	249,240	81%	264,488	69%	15,248	6%

Income from operations	$59,033	19%	$116,814	31%	$57,781	98%

Salaries and benefits were $64.1 million in 2003, an 8% increase from $59.3 million for the same period of 2002. Salaries and pension costs increased $3.0 million and $1.6 million, respectively, in 2003. Offsetting these increases, was $2.0 million of capitalized salaries related to work performed by our staff on the development of the e-cbot system. Severance costs of $3.4 million related to a separation agreement with our former President and Chief Executive Officer were recorded in 2002. Also, severance costs related to ongoing staff reductions of $1.3 million and $0.6 million were recorded in 2003 and 2002, respectively.

General and administrative expenses increased $7.3 million to $18.5 million in the year ended December 31, 2003. In the second quarter of 2002, we instituted a policy to lease personal computers and computer hardware as opposed to purchasing them. Such lease costs were $0.9 million in 2002 compared to $4.2 million in 2003, an increase of $3.3 million. Losses on foreign currency transactions were $2.1 million in 2003 versus $1.4 million of foreign currency gains in 2002. We have commitments and obligations denominated in both euros and pounds sterling. During 2003, the exchange rate between the U.S. dollar and the euro and between the U.S. dollar and the pound sterling increased by 20% and 11%, respectively. Other fluctuations included increased telecommunications expenses of $1.3 million related to a one-time payment of $0.8 million to a vendor to settle billing disputes, increased bad debt expense of $1.1 million and decreased loss on disposal of fixed assets of $1.5 million.

Depreciation and amortization charges decreased $4.6 million from $37.4 million in 2002 to $32.9 million in 2003. The first quarter of 2002 included $6.2 million of depreciation related to the a/c/e system. In April 2002, we began licensing the a/c/e system software and thereby relinquished any ownership rights to the software. Accordingly, 2003 does not include depreciation related to the a/c/e system. This decrease was offset to a degree by depreciation of $3.4 million recorded on new equipment placed into service during 2003 related to the e-cbot system.

Information technology services were $56.1 million in 2003, a $13.3 million, or 31%, increase from $42.8 million in 2002. In the year ended December 31, 2003, we recorded $4.4 million of expense related to the installation of new data lines to link member firms with the e-cbot system being developed. A portion of these costs have been recovered from member firms and is presented in service revenues. Information technology services also were affected by increased a/c/e system operations costs of $7.8 million, which were higher because of additional operating charges related to the increased electronic trading volume during 2003, and also because of foreign currency fluctuation between the U.S. dollar and the euro, the currency in which the a/c/e system operations costs are denominated.

Contracted license fees were $27.6 million in the year ended December 31, 2003, versus $14.0 million in the prior year. The license fees primarily relate to the licensing arrangement for the a/c/e system software that became effective in April of 2002. Such fees were $24.5 million and $12.0 million in 2003 and 2002, respectively. The a/c/e system software license was denominated in euros and composed of a fixed fee as well as a variable quarterly fee based on daily a/c/e system volume. Volume on the a/c/e system increased about 81% during the year and, as mentioned previously, the average exchange rate between the U.S. dollar and the euro increased 20% as well. These increases, coupled with the full year of a/c/e system software license fees in 2003 versus nine months in 2002, led to the higher a/c/e system software license fees. Other license fees were $3.1 million and $2.0 million in 2003 and 2002, respectively.

Professional services expenses decreased 8% to $28.2 million in 2003. Consultant expenses increased $2.0 million and legal expenses decreased $5.0 million, in 2003 compared to the prior year. We utilized more consultant resources during 2003 because of the development and implementation of the new electronic trading platform. Legal expenses in 2002 included $5.7 million related to representation on a patent litigation lawsuit that had no activity during 2003 as the lawsuit has been settled. Professional services also included amounts related to the current demutualization plan of $3.0 million and $3.3 million in 2003 and 2002, respectively.

Building operating costs in 2003 increased 2%, to $25.0 million, mainly the result of higher general insurance expense of $0.6 million. Interest expense decreased $0.8 million largely due to reductions in outstanding debt. Finally, program costs increased $2.4 million for the most part due to increased expenses of $2.6 million related to market maker programs. Market maker programs, which began in 2002, were expanded during 2003 to generate increased liquidity in designated exchange products.

Minority interest in the income of a subsidiary was $62.9 million in the year ended December 31, 2003. We only recognize minority interest in this subsidiary when we have accumulated net income. Since the subsidiary had accumulated losses during the year ended December 31, 2002, no minority interest was recorded in that period. The minority interest relates to the income of Ceres. Ceres was formed by the CBOT for the purpose of engaging in electronic trading activities related to futures markets. The CBOT, through eCBOT, as general partner, held a 10% interest in Ceres. Members of the CBOT were limited partners of Ceres. Under the terms of the Ceres partnership agreement, income and losses are allocated to the general partner and limited partners based on their partnership interests. Losses in excess of limited partner capital accounts are allocated to eCBOT, as general partner. Electronic volume in 2002 and 2003 increased to the extent that Ceres was able to recuperate the accumulated costs of offering an electronic trading platform and became profitable on an accumulated basis during the middle of 2003. We ceased conducting our electronic trading business through Ceres as of December 31, 2003. Ceres was dissolved on December 31, 2003 and was liquidated during 2004.

The provision for income taxes was $22.5 million for the year ended December 31, 2003, compared to $24.3 million a year earlier. The effective tax rate was 19% and 41% for 2003 and 2002, respectively. The 2003 rate was lower than the prior year largely because of the minority interest recorded in 2003. Excluding the effect of the minority interest, the effective tax rate 2003 would have been 42%. This rate, as well as the prior period rate, were higher than the corporate federal and state combined rate of 40% due to expenses that are non-deductible for tax purposes, such as those related to the restructuring transactions.

Financial Position

At December 31, 2004, total assets were $460.4 million, a $23.6 million decrease from the December 31, 2003 balance of $484.0 million. Cash and cash equivalents decreased $37.2 million, which reflects cash payments of $61.9 million to the limited partners of Ceres for their minority interests in the liquidation of Ceres, $102.5 million of net cash flows from operations and cash payments of $51.3 million and $19.8 million for capital expenditures and debt repayments, respectively. Restricted cash, at December 31, 2004 increased $7.4 million from year end 2003 levels as a result of the placement into escrow of $4.0 million to secure payment of attorney fees as well as a $3.3 million increase in margin collateral required under foreign currency forward contracts in place. The escrow for attorney fees relates to payments potentially required under the settlement agreement associated with the lawsuit discussed above that was brought by certain Associate Members, GIMs, IDEMs and COMs. The increased margin collateral is a result of our increased use of foreign currency forward contracts in an attempt to mitigate our exposure to fluctuations in the pound sterling, the currency in which many of our obligations with LIFFE are denominated. Finally, property and equipment, net of accumulated depreciation, increased $4.7 million from December 31, 2003. The change to property and equipment reflects capital acquisitions of $51.3 million, recorded depreciation of $45.7 million and disposals of assets with $0.9 million of net book value.

Our rules and regulations specify minimum financial requirements for delivery of physical commodities, maintenance of capital requirements and deposits on pending arbitration matters. To satisfy these requirements, member firms have deposited U.S. Treasury securities with us. These deposits are not considered our assets, nor does any interest earned on these deposits accrue to us; accordingly, they are not reflected in the consolidated financial statements included in the Exhibits of this prospectus. The aggregate market value of these securities on deposit was $6.1 million and $16.3 million as of December 31, 2004 and December 31, 2003, respectively.

Total liabilities at December 31, 2004 decreased $2.9 million from December 31, 2003 to $166.8 million. Accounts payable decreased $8.8 million from December 31, 2003 to a balance of $20.5 million partly due to a $13.7 million reduction in the amounts owed to our electronic trading system providers. Our obligations to such providers was lower because we were only supporting one electronic trading platform during 2004 whereas we were supporting two at the end of 2003. Also, total debt was reduced as a result of debt payments of $19.8 million made in 2004. These liability decreases were offset by a $10.8 million increase in fees accrued for clearing services, as well as by a $8.3 million increase in our deferred tax liability. Accrued clearing services increased because the fees are paid quarterly in arrears and at year end 2003 our clearing arrangement had been in effect for about one month and only on a limited basis.

Liquidity and Capital Resources

Our operations are the major source of our liquidity. In addition, working capital requirements can be met through an available revolving line of credit. Cash requirements principally consist of capital expenditures for technology enhancements as well as scheduled debt repayments. At December 31, 2004, we had $91.2 million in unrestricted cash and $20.0 million in an available, unused revolving line of credit.

We anticipate that current cash balances and future funds generated through operations will be sufficient to meet cash requirements currently and in the long-term. If the cash flows from operations are significantly affected due to the competition from Eurex discussed above or other reasons, we currently have a variety of capital options for satisfying short-term cash needs, such as the unused revolving line of credit and the ability to assess dues on our membership at our board of directors’ discretion. In the past we have also used assets of the company to secure loans when necessary.

Net Cash Flows From Operating Activities

Net cash provided by operating activities totaled $102.5 million, $114.5 million and $78.9 million for 2004, 2003 and 2002, respectively. Cash provided by operations in 2004 primarily consisted of $42.0 million of net income adjusted for non cash items such as $46.0 million of depreciation, $8.9 million of deferred income taxes and $1.1 million of minority interest in the loss of a consolidated subsidiary.

Cash provided by operations in 2003 primarily consisted of $30.7 million of net income adjusted for non-cash items such as $32.9 million of depreciation and amortization, $8.7 million of deferred taxes and $62.9 million of minority interest in the income of a consolidated subsidiary. This was offset to some degree by increased income tax receivables, prepaid expenses and other assets of $9.8 million, $8.5 million and $8.5 million, respectively. Income tax receivables increased over the prior year due to tax savings related to capital acquisitions made during the year that qualify for an accelerated tax life. Several contracts entered into during 2003 that related to the new electronic trading platform required prepayment of various fees. These prepaid amounts are included in either prepaid or other assets depending on the future period to which they relate and account primarily for the increases in these account balances at December 31, 2003.

Cash provided by operations in 2002 primarily consisted of $34.3 million of net income adjusted for non-cash items such as $37.4 million of depreciation and amortization and $6.2 million of the loss on an asset impairment charge.

Net Cash Flows Used in Investing Activities

Net cash used in investing activities totaled $58.4 million, $47.2 million and $23.6 million in 2004, 2003 and 2002, respectively. Cash used for investing largely related to capital acquisitions in 2004, 2003 and 2002 of $51.3 million, $46.1 million and $22.7 million, respectively.

Capital Expenditures

Major capital expenditures in 2004 related to $11.3 million of enhancements to e-cbot, $9.5 million related to a project to automate trade matching of contracts executed in our open-auction arenas and $9.6 million related to various building improvements. The remaining $20.9 million of capital expenditures in 2004 were for various initiatives, primarily made to enhance, support or modernize our technological infrastructure. Capital expenditures during 2003 amounted to $69.7 million. Of this amount, $46.1 million was financed with cash whereas $23.7 million was financed through financing arrangements. Capital expenditures in 2003 were mainly related to the development of the e-cbot system and the CME/CBOT Common Clearing Link. Capital expenditures in 2002 consisted of $3.4 million of building improvements, $3.2 million for a new telephone system and $14.4 million in computer hardware and software costs, which primarily related to a new enterprise resource planning software system.

We are planning an $18.5 million, two-year building renovation at 141 W. Jackson that will include cleaning and renovating the limestone facade, elevator modernization, lobby renovation and other infrastructure improvements. In addition, we plan on updating the lighting in the lobby. Our objective is to make the 141 W. Jackson building more appealing for office tenants.

On June 23, 2004, a proposal was approved by the Chicago City Council redesignating the property-tax classification for our landmark building at 141 W. Jackson in Chicago as “Class L” in order to help us renovate it. The Class L classification is expected to lower our property taxes by a total of approximately $17.0 million over 12 years beginning in 2006. The reduction in property-tax assessments associated with the Class L designation is available to owners renovating landmark buildings. The north facade and lobby of the 141 W. Jackson building have been city landmarks since 1977 but a separate ordinance extended a protected status to all four facades.

Net Cash Flows Used in Financing Activities

Net cash used in financing activities totaled $81.3 million, $10.4 million and $22.7 million for 2004, 2003 and 2002, respectively. We ceased conducting our electronic trading business through Ceres as of December 31, 2003. Ceres was dissolved on December 31, 2003 and was liquidated during 2004. Cash used for financing in 2004 largely related to $61.9 million of liquidation payments to the limited partners of Ceres as well as $19.8 million of repayments of long-term debt. Cash used for financing in 2003 and 2002 predominantly related to repayments of long-term debt.

Long-Term and Short-Term Debt

During 2004, we made a scheduled payment of $10.7 million on senior notes payable. We also made scheduled principal repayments of $9.1 million on the LIFFE financing agreement. During 2003, we made a scheduled payment of $10.7 million on the senior notes. During 2002, we made a scheduled payment of $10.7 million on the senior notes, repaid a $4.3 million note due to Eurex related to the a/c/e system and made an $8.0 million early payment to retire a secured note payable due in 2004. See Note 3 to the consolidated financial statements for further discussion of debt activity.

Contractual Obligations

The following aggregates contractual commitments and obligations that affect our financial condition and liquidity position as of December 31, 2004 (in thousands):

	Payments Due by Period
Contractual Obligations	Total	2005	2006 to 2007	2008 to 2009	2010 and Beyond
Long-term debt obligations	$51,433	$20,359	$31,074	$0	$0
Interest on long-term debt	3,284	1,824	1,460	—	—
Operating lease obligations	10,311	6,160	4,149	2	—
Purchase obligations (1)	123,891	30,445	62,240	31,206	—
Other long-term liabilities reflected on the Balance Sheet under GAAP (2)	6,000	2,000	4,000	—	—

Total	$194,919	$60,788	$102,923	$31,208	$0

(1)	Purchase obligations include scheduled payments to LIFFE in connection with the operation of our electronic trading platform and minimum required payments to the CME in connection with the CME/CBOT Common Clearing Link.

(2)	Other long-term liabilities relate to payments due from a settlement agreement in a patent rights lawsuit entered in 2002 and exclude approximately $39.1 million related to deferred tax liabilities and post-employment benefit plans due to the uncertainty of the timing of eventual payments.

LIFFE Agreements

In May 2003, we entered into a managed services agreement with LIFFE pursuant to which LIFFE will provide us services related to the operation and support of e-cbot, which agreement was amended and restated in August 2004. The agreement took effect on November 23, 2003 and expires on December 31, 2008. The minimum costs due under this agreement are $12.4 million, $12.9 million, $13.4 million and $13.2 million in 2005, 2006, 2007 and 2008, respectively. In addition, we entered into a software license agreement with LIFFE pursuant to which we license the software necessary for the operation of e-cbot. License fees under this agreement are fixed and are not dependent on transaction volume. Pursuant to these agreements, LIFFE generally retains all rights and interest in and to the LIFFE CONNECT® technology while being required to provide support and make modifications as specified by us.

CME Clearing Services Agreement

In April 2003, we signed a clearing services agreement with the CME under which the CME provides clearing and related services for all of our products. The initial term of the clearing services agreement is four years, with optional three year renewals. On March 1, 2004, the initial term was extended by one year to January 10, 2009.

We are responsible for costs associated with the establishment and maintenance of all telecommunications equipment and services required under the clearing services agreement. As part of the agreement, we collect a clearing fee on each side of a trade made on our platforms. A portion of this fee is payable to the CME for their clearing services provided. The fee varies based on transaction volume and is guaranteed to the CME to be at least $4.5 million per quarter.

Ceres Liquidation

We ceased conducting electronic trading through Ceres as of December 31, 2003. Ceres was dissolved on December 31, 2003 and was subsequently liquidated with its assets distributed to its partners in accordance with the terms of the Ceres limited partnership agreement. In January 2004, $60.3 million was paid to the limited partners of Ceres as a liquidating distribution. In November 2004, a final distribution of $1.6 million was paid to the limited partners of Ceres thus completing the liquidation of Ceres assets.

OneChicago, LLC Venture

In August 2001, we became a minority interest holder in the venture OneChicago, LLC with the CBOE and the CME. OneChicago is a for-profit company whose business is to facilitate the electronic trading of single-stock futures. Pursuant to the joint venture agreement, we were obligated to make capital contributions of approximately $1.0 million, which was satisfied in February 2002. While not obligated to make further capital contributions to OneChicago, we may elect to participate in additional capital requests to maintain our relative ownership in OneChicago. We made such voluntary contributions totaling approximately $2.0 million as of December 31, 2004. We recognized after-tax losses of $0.4 million, $0.7 million and $0.5 million in 2002, 2003 and 2004, respectively, with respect to our minority interest in OneChicago.

Critical Accounting Policies

The information provided below describing critical accounting policies is pursuant to SEC Financial Reporting Release No. 60 directing registrants to include a discussion of “critical” accounting policies or methods used in the preparation of financial statements.

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts in the financial statements. Actual amounts could differ from those estimates. The following represents those critical accounting policies where materially different amounts would be reported under different conditions or using different assumptions.

Receivables

Accounts receivable, net of allowances, were $34.6 million at December 31, 2004. Allowances were determined based upon our evaluation of known requirements, aging of receivables, historical experience and the current economic environment. Amounts associated with potential bad debts, net of expected recoveries, are reflected in net accounts receivable. These types of allowances are reflected as a reduction of revenue upon the determination that such allowances are reasonably estimatible and probable. While we believe that we have appropriately considered known or expected outcomes, our customers’ ability to pay their obligations, including those to us, could be adversely affected by such factors as contraction in exchange trading volume or a general decline in the economy.

Exchange Fee Rebates

Clearing firms designate the membership/customer status for each trade submitted to the CBOT, which determines the exchange fee rate applied to the trade. If clearing firms subsequently identify errors in the designations of the membership/customer status, they may request a rebate for the incorrectly charged exchange fee rate. Clearing firms can submit requests for rebates relating to trading activity during the previous year. We provide an accrual for exchange fee rebates based on pending rebate requests and our historical pattern of rebates processed, and records the liability as a reduction of exchange fee revenue. We regularly analyze the historical rebate trend and make adjustments to recorded reserves as appropriate. Rebates charged against exchange fee revenue in 2004 amounted to approximately $3.7 million, or approximately 2 percent, of gross exchange fee revenue. A one-percentage point increase in the rebates to related gross exchange fee revenue would decrease net sales and operating income by approximately $1.8 million.

The following provides a reconciliation of the accrual for exchange fee rebates, as of, and for the years ended December 31, (in thousands):

	Year Ended
	2002	2003	2004
Accrual for exchange fee rebates–beginning of period	$3,899	$2,568	$4,351
Provision	2,160	2,846	3,683
Payments	(3,491)	(1,063)	(5,733)

Accrual for exchange fee rebates–end of period	$2,568	$4,351	$2,301

Real Estate Taxes

We own three buildings in the downtown Chicago area. Real estate taxes are assessed on these buildings based upon the market value as determined by the taxing agency. Real estate taxes are received and payable in the year following the assessment year. Therefore, we must estimate the real estate tax liability for a year before the actual assessment has been determined. We use historical increases in tax rates, as well as the assistance of outside real estate counsel, to determine the appropriate real estate tax liability to record.

Long-Lived Assets

Long-lived assets to be held and used by us are reviewed to determine whether any events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. We base our evaluation on such impairment indicators as the nature of the assets, the future economic benefit of the assets, any historical or future profitability measurements, as well as other external market conditions or factors that may be present. If such impairment indicators are present that would indicate that the carrying amount of the asset may not be recoverable, we determine whether an impairment has occurred through the use of an undiscounted cash flows analysis of assets at the lowest level for which identifiable cash flows exist. In the event of an impairment, we recognize a loss for the difference between the carrying amount and the estimated value of the asset as measured using quoted market prices or, in the absence of quoted market prices, a discounted cash flow analysis.

Pension and Post-Retirement Benefits

We offer pension benefits and post-retirement health care benefits to many of our employees. We engage outside actuaries to calculate our obligations and costs under these programs. With the assistance of outside actuaries, we must develop long-term assumptions, the most significant of which are the health care cost trend rate, discount rate and the expected return on plan assets which for 2004, we estimated to be 10.0%, 6.0% and 8.5%, respectively. A difference between the assumed rates and the actual rates, which will not be known for decades, can be significant in relation to the obligations and the annual cost recorded for these programs. Note 6 to the consolidated financial statements describes the impact of a one-percentage point change in the health care cost trend rate; however, there can be no certainty that a change would be limited to only one percentage point.

Litigation

We account for litigation losses in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 5, Accounting for Contingencies. Under SFAS No. 5, loss contingency provisions are recorded for probable losses at management’s best estimate of a loss, or when a best estimate cannot be made, a minimum loss contingency amount is recorded. Accordingly, we are often initially unable to develop a best estimate of loss, and therefore the minimum amount, which could be zero, is recorded. We have no recorded reserve for legal proceedings as management does not believe there is a probable or estimable loss.

Market Risk

We provide markets for trading futures and options on futures. However, we do not trade futures and options on futures for our own account. We invest available cash in highly liquid, short-term investment grade paper. We do not believe there is significant risk associated with these short-term investments. Our long-term debt pays interest at a weighted fixed rate of 6.2%. Based on the terms of our existing long-term debt and the terms currently available for similar borrowings, management estimates the fair value of the long-term debt approximates the carrying value.

Foreign Currency Risk

We have from time to time entered into arrangements that are related to the provision of our electronic trading software that are denominated in euros and pounds sterling. As a result, we are exposed to movements in foreign currency exchange rates. The primary purpose of our foreign currency hedging activities is to manage the volatility associated with foreign currency purchases of materials and services and liabilities created in the normal course of business. We do not rely on economic hedges to manage risk.

We enter into forward contracts when the timing of the future payment is certain. When the exact foreign currency amount is known, such as under fixed service agreements, we treat this as a firm commitment and identify the hedge instrument as a fair value hedge. When the foreign currency amount is variable, such as under variable service agreements, we treat this as a forecasted transaction and identify the hedge instrument as a cash flow hedge. At the time we enter into a forward contract, the forecasted transaction or firm commitment is identified as the hedged item and the forward contract is identified as the hedge instrument. We measure hedge ineffectiveness using the forward rates for hedges at each reporting period. In all forward contracts, the critical terms of the hedging instrument and the hedged item match. At each reporting period we verify that the critical terms of the contract continue to be the same.

In connection with our arrangements with Eurex, we previously utilized foreign currency forward contracts that we identified as cash flow hedges. These cash flow hedges were intended to offset the effect of exchange rate fluctuations on forecasted purchases of variable monthly services denominated in euros. These contracts designated as cash flow hedges had notional amounts approximating $3.4 million (3.1 million euros) at December 31, 2003. Gains and losses on these instruments were deferred in other comprehensive income (OCI) until the underlying transaction was recognized in earnings. A gain before income taxes of approximately $0.1 million was deferred in OCI at December 31, 2003, and was reclassified into general and administrative expense as the underlying transactions were recognized. There were no gains or losses recorded on these cash flow hedges related to hedge ineffectiveness.

We currently utilize foreign currency forward contracts that we identified as fair value hedges. These are intended to offset the effect of exchange rate fluctuations on firm commitments for purchases of fixed annual and quarterly services denominated in pounds sterling associated with our arrangements with LIFFE. These contracts designated as fair value hedges had notional amounts approximating $51.9 million (30.1 million pounds sterling) at December 31, 2004 and $7.7 million (4.4 million pounds sterling) at December 31, 2003. Gains and losses on these hedge instruments, as well as the gains and losses on the underlying hedged item, are recognized currently in general and administrative expense. There were no gains or losses recorded on these fair value hedges related to hedge ineffectiveness.

We also utilize foreign currency forward contracts that are intended to offset the effect of exchange rate fluctuations on recorded debt that is denominated in pounds sterling. These contracts, which are not designated as hedges under FASB Statement No. 133, had notional amounts approximating $17.5 million (10.1 million pounds sterling) at December 31, 2004. Gains and losses on these hedge instruments, as well as the gains and losses on revaluing the recorded debt, are recognized currently in general and administrative expense.

Recent Accounting Pronouncements

In November 2002, the FASB issued FASB Interpretation No. (“FIN”) 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. The disclosure provisions of FIN 45 became effective for financial statements that end after December 15, 2002. The provisions for initial recognition and measurement became effective on a prospective basis for guarantees that are issued or modified after December 31, 2002. The adoption of FIN 45 did not have an impact on our consolidated financial statements for the year ended December 31, 2003.

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, which addresses financial accounting and reporting for costs associated with exit or disposal activities. SFAS No. 146 nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring). The adoption of SFAS No. 146 did not have an impact on our financial position or results of operations.

In January 2003, the FASB issued FIN 46, Consolidation of Variable Interest Entities. FIN 46 clarifies the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 requires the consolidation of a variable interest entity whereby an enterprise will absorb a majority of the entity’s expected losses if they occur, receive a majority of the entity’s expected residual returns if they occur, or both. In December 2003, the FASB issued FIN 46R, Consolidation of Variable Interest Entities, an interpretation of ARB 51 (as revised December 2003). FIN 46R provides guidance on the identification of entities for which control is achieved through means other than through voting rights (Variable Interest Entities) and how to determine when and which business enterprise should consolidate the Variable Interest Entity (the Primary Beneficiary). The adoption of FIN 46R did not have an impact on our financial position or results of operations.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. This Statement became effective for financial instruments entered into or modified after May 31, 2003 and establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). The adoption of SFAS No. 150 did not have an impact on our financial position or results of operations.

In December 2003, the FASB issued SFAS No. 132 (revised December 2003) (“SFAS No. 132R”), Employers’ Disclosures about Pensions and Other Postretirement Benefits to revise employers’ disclosures about pension plans and other postretirement benefit plans. It does not change the measurement or recognition of those plans required by FASB Statements No. 87, Employers’ Accounting for Pensions, No. 88, Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits, and No. 106, Employers’ Accounting for Postretirement Benefits Other Than Pensions. This Statement retains the disclosure requirements contained in SFAS No. 132, Employers’ Disclosures about Pensions and Other Postretirement Benefits, which it replaces. Additional disclosures include information describing the types of plan assets, investment strategy, measurement date(s), plan obligations, cash flows, and components of net periodic benefit cost recognized during interim periods. SFAS No. 132R became effective for financial statements with fiscal years ending after December 15, 2003. The interim-period disclosures required by this Statement became effective for interim periods beginning after December 15, 2003. We have adopted the disclosure requirements of FAS No. 132R.

In December 2004, the FASB issued SFAS No. 153, Exchange of Non-monetary Assets—an amendment of APB Opinion No. 29 which is based on the principle that exchanges of non-monetary assets be measured based on the fair value of the assets exchanged. This statement eliminates the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. This Statement is effective for financial statements with fiscal years ending after June 15, 2005. It is anticipated that the adoption of SFAS No. 153 will not have an impact on the CBOT’s financial position or results of operations.

In December 2004, the FASB issued SFAS No. 123 (revised December 2004) (SFAS No. 123R), Share-Based Payment which establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services, primarily focusing on transactions in which an entity obtains employee services in share-based payment transactions. It does not change the guidance for share-based transactions with parties other than employees provided in Statement No. 123 as originally issued and EITF No. 96-18, Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Service. The Statement requires the measurement of the cost of employee services received in exchange for an award of equity instruments to be based on the grant-date fair value of the award. This Statement is effective for financial statements with fiscal years beginning after June 15, 2005. It is currently not anticipated that the adoption of SFAS No. 123R will have a material impact on the CBOT’s financial position or results of operations.

Quarterly Comparisons

Our operating results may fluctuate as a result of, among other things, trading volume. The information below sets forth by quarter our income statement data for the years ended December 31, 2004 and 2003 (in thousands):

Year Ended December 31, 2004

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Revenues	$100,885	$102,096	$93,575	$83,637
Expenses	74,004	73,585	73,774	84,607

Income from operations	26,881	28,511	19,801	(970)

Net income	$16,018	$16,522	$12,166	$(2,721)

Year Ended December 31, 2003

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Revenues	$81,544	$95,932	$104,918	$98,908
Expenses	55,572	66,456	64,370	78,090

Income from operations	25,972	29,476	40,548	20,818

Net income	$14,832	$9,861	$6,864	$(850)

In the fourth quarter of 2004, we recorded $3.5 million in litigation expenses related to the settlement of the lawsuit brought by certain Associate Members, GIMs, IDEMs and COMs relating to the proposed allocation of equity in a restructuring of the CBOT.

In both the first and second quarter of 2004, we recorded $4.7 million of membership dues revenue. The dues assessment was made to provide us with adequate funds to meet increased financial demands associated with competitive pressures such as the launch of Eurex US. The need for an additional dues levy was reviewed by the board of directors in July 2004 at which time it was decided that an additional dues levy was unnecessary. The board of directors reevaluated this decision in October 2004 and decided to rescind the original dues assessment. The rescission of the dues was recorded in the fourth quarter of 2004.

In the fourth quarter of 2003, we recorded $3.4 million in charges related to support agreements for the new electronic trading platform that became operational during November, as well as $2.7 million in depreciation on assets placed into service related to the new electronic trading platform.

In the second, third and fourth quarters of 2003, we recorded minority interest in the income of our Ceres subsidiary of $12.8 million, $28.3 million and $21.8 million, respectively. We only recognized minority interest in this subsidiary when we had accumulated net income. Since the subsidiary had accumulated losses prior to the second quarter of 2003, no minority interest was recorded previously.

Forward-Looking Statements

In this document, our use of the words “may,” “will,” “should,” “could,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or other comparable terminology is intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. While these forward-looking statements represent our current judgment on what the future may hold, and we believe these judgments are reasonable, these forward-looking statements are not guarantees of future performance and involve certain risks and uncertainties, including risks associated with intense competition in our industry, our inability to successfully execute our electronic trading strategy, risks associated with the globalization of our business, risks associated with our recent conversion to a for-profit company, our inability to retain current customers or attract new customers, the possibility of declines in derivatives trading volume generally, risks associated with our dependence on certain third-party suppliers, regulatory and legal risks, and other risks and uncertainties identified in reports and other filings that we have made with the SEC, as may be revised or supplemented in subsequent filings with the SEC. Therefore, actual outcomes and results may differ materially from what is expressed or implied in any forward-looking statements.

DISCLOSURE CONTROLS AND PROCEDURES

We maintain a system of disclosure controls and procedures designed to provide reasonable assurance that information we are required to disclose in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported, within the time periods specified in Securities and Exchange Commission rules and forms.

In December 31, 2003, we ceased conducting our electronic trading business through our Ceres subsidiary. Ceres was dissolved on December 31, 2003 and liquidating distributions were made to the Ceres partners during 2004. In connection with the filing of our 2004 Special Financial Report, our management determined to report the distributions as cash flows from investing activities and we have now determined that these distributions should have been reported under cash flows from financing activities.

Subsequent to this determination, we restated our consolidated statements of cash flows for the period ended December 31, 2004 and amended our 2004 Special Financial Report to reflect this reclassification. In the third quarter of 2005, our management implemented additional review procedures designed to monitor the reporting of cash flows from investing activities and cash flows from financing activities and factors affecting the classifications in the consolidated statements of cash flow.

Our management, with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2004. Based on that evaluation, our chief executive officer and chief financial officer have concluded that, as of such dates, our disclosure controls and procedures were not effective at the reasonable assurance level because of the failure to classify the distributions to the Ceres partners as cash flows from financing activities. However, based on that evaluation, our chief executive officer and chief financial officer have concluded that, as of such date, the absence of such procedure is the only area in which our disclosure controls and procedures were not effective at the reasonable assurance level. This reclassification of the distributions to Ceres partners to cash flows from financing activities from cash flows from investing activities did not change any of the account balances on the consolidated statements of financial condition, consolidated statements of income or the cash flows from operating activities or the net increase (decrease) in cash and cash equivalents included in our consolidated financial statements for the year ended December 31, 2004 included in our 2004 Special Financial Report.

There have been no significant changes in our internal control over financial reporting that occurred during the fiscal year ended December 31, 2004, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

*	Prior to the completion of the restructuring transactions, CBOT Holdings had not begun doing business as a separate entity and, therefore does not have its own set of financial statements. As a result, the financial statements included are those of the CBOT, which continues to operate the exchange after the completion of the restructuring transactions as a subsidiary of CBOT Holdings.

Deloitte & Touche LLP 111 South Wacker Drive Chicago, IL 60606-4301 USA

Tel: +1 312 946 3000 Fax: +1 312 946 2600 www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members of the

Board of Trade of the City of Chicago, Inc.

Chicago, Illinois

We have audited the accompanying consolidated statements of financial condition of the Board of Trade of the City of Chicago, Inc. and its subsidiaries (the “CBOT”) as of December 31, 2004 and 2003, and the related consolidated statements of income, members’ equity, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the CBOT’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the CBOT’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the CBOT as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 14, the accompanying 2004 consolidated statement of cash flows has been restated.

March 2, 2005

(September 1, 2005 as to the effect of Note 14.)

Member of
Deloitte Touche Tohmatsu

BOARD OF TRADE OF THE CITY OF CHICAGO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2003 AND 2004

(In thousands)

	2003	2004
ASSETS
CURRENT ASSETS:
Cash and cash equivalents:
Unrestricted	$137,127	$91,165
Held under deposit and membership transfers	5,539	14,262

Total cash and cash equivalents	142,666	105,427
Restricted cash	300	7,661
Accounts receivable—net of allowance of $4,580 and $4,352 in 2003 and 2004, respectively	33,218	34,556
Income tax receivable	10,781	1,557
Deferred income taxes	2,805	2,219
Prepaid expenses	10,387	20,542

Total current assets	200,157	171,962

PROPERTY AND EQUIPMENT:
Land	34,234	34,234
Buildings and equipment	314,474	320,295
Furnishings and fixtures	174,872	188,316
Computer software and systems	55,528	72,662
Construction in progress	9,368	13,702

Total property and equipment	588,476	629,209
Less accumulated depreciation and amortization	324,024	360,038

Property and equipment—net	264,452	269,171

OTHER ASSETS—Net	19,372	19,283

TOTAL ASSETS	$483,981	$460,416

LIABILITIES AND MEMBERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$29,370	$20,545
Accrued clearing services	823	11,591
Accrued real estate taxes	8,306	7,623
Accrued payroll costs	5,128	6,031
Accrued exchange fee rebates	4,351	2,301
Accrued employee termination	2,575	403
Accrued liabilities	8,646	9,524
Funds held for deposit and membership transfers	5,539	14,262
Current portion of long-term debt	19,665	20,359
Other current liabilities	132	249

Total current liabilities	84,535	92,888

LONG-TERM LIABILITIES:
Deferred income tax liabilities	20,230	28,484
Long-term debt	50,045	31,074
Other liabilities	14,948	14,379

Total long-term liabilities	85,223	73,937

Total liabilities	169,758	166,825

MINORITY INTEREST	62,940	—

MEMBERS’ EQUITY:
Members’ equity	251,232	293,591
Accumulated other comprehensive income	51	—

Total members’ equity	251,283	293,591

TOTAL LIABILITIES AND MEMBERS’ EQUITY	$483,981	$460,416

See notes to consolidated financial statements.

BOARD OF TRADE OF THE CITY OF CHICAGO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

(In thousands)

	2002	2003	2004
REVENUES:
Exchange fees	$204,963	$285,815	$204,004
Clearing fees	—	1,158	73,556
Market data	58,258	55,850	64,234
Building	25,239	20,061	22,428
Services	16,554	16,059	12,828
Other	3,259	2,359	3,143

Total revenues	308,273	381,302	380,193

EXPENSES:
Salaries and benefits	59,315	64,122	70,046
Clearing services	—	972	54,755
Depreciation and amortization	37,438	32,869	46,011
Professional services	30,716	28,155	27,910
General and administrative expenses	11,171	18,455	20,302
Building operating costs	24,579	25,042	24,315
Information technology services	42,807	56,116	36,953
Contracted license fees	13,999	27,601	6,179
Programs	3,449	5,891	10,724
Loss on impairment of long-lived assets	6,244	—	—
Interest	4,754	3,975	4,703
Litigation	10,735	—	3,500
Severance and related costs	4,033	1,290	572

Operating expenses	249,240	264,488	305,970

INCOME FROM OPERATIONS	59,033	116,814	74,223

INCOME TAXES:
Current	23,169	13,836	23,935
Deferred	1,126	8,675	8,874

Total income taxes	24,295	22,511	32,809

INCOME BEFORE EQUITY IN UNCONSOLIDATED SUBSIDIARY AND MINORITY INTEREST IN CONSOLIDATED SUBSIDIARY	34,738	94,303	41,414
EQUITY IN LOSS OF UNCONSOLIDATED SUBSIDIARY— Net of tax of $285, $437 and $320, respectively	(427)	(656)	(479)
MINORITY INTEREST IN (INCOME) LOSS OF CONSOLIDATED SUBSIDIARY	—	(62,940)	1,050

NET INCOME	$34,311	$30,707	$41,985

See notes to consolidated financial statements.

BOARD OF TRADE OF THE CITY OF CHICAGO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF MEMBERS’ EQUITY

YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

(In thousands)

	Members’ Equity	Accumulated Other Comprehensive Income (Loss)	Total
BALANCE—January 1, 2002	$185,523	$(51)	$185,472
Comprehensive income:
Net income	34,311		34,311
Unrealized gains and losses on foreign exchange forward contracts, net of tax of $(660)		989
Reclass for foreign exchange forward contract net gains and losses, net of tax of $529		(792)
Pension liability not yet recognized as net periodic pension cost, net of tax of $849		(1,273)

Total other comprehensive income		(1,076)	(1,076)

Total comprehensive income			33,235
Capital contributions	329		329

BALANCE—December 31, 2002	220,163	(1,127)	219,036
Comprehensive income:
Net income	30,707		30,707
Unrealized gains and losses on foreign exchange forward contracts, net of tax of $(681)		1,021
Reclass of foreign exchange forward contract net gains and losses, net of tax of $745		(1,116)
Pension liability not yet recognized as net periodic pension cost, net of tax of $(849)		1,273

Total other comprehensive income		1,178	1,178

Total comprehensive income			31,885
Capital contributions	362		362

BALANCE—December 31, 2003	251,232	51	251,283
Comprehensive income:
Net income	41,985		41,985
Reclass of foreign exchange forward contract net gains and losses, net of tax of $32		(51)

Total other comprehensive income		(51)	(51)

Total comprehensive income			41,934
Capital contributions	374		374

BALANCE—December 31, 2004	$293,591	$—	$293,591

See notes to consolidated financial statements.

BOARD OF TRADE OF THE CITY OF CHICAGO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

(In thousands)

	2002	2003	2004 (As restated— see Note 14)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$34,311	$30,707	$41,985
Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	37,438	32,869	46,011
Change in allowance for doubtful accounts	(11)	683	(228)
Loss on impairment of long-lived assets	6,244	—	—
(Gain) loss on foreign currency transaction	(1,452)	1,336	1,430
Loss on sale or retirement of fixed assets	1,568	85	155
Deferred income taxes	1,126	8,675	8,874
Minority interest in income (loss) of subsidiary	—	62,940	(1,050)
Equity in loss of unconsolidated subsidiary	712	1,093	799
Changes in assets and liabilities:
Accounts receivable	(701)	(8,239)	(1,110)
Income tax receivable/payable	(1,013)	(9,775)	9,222
Prepaid expenses	1,287	(8,469)	(10,155)
Other assets	(899)	(8,471)	(563)
Accounts payable	3,272	9,311	(8,825)
Accrued clearing services	—	823	10,768
Accrued real estate taxes	167	(561)	(683)
Accrued payroll costs	3,024	105	903
Accrued exchange fee rebates	(1,331)	1,783	(2,050)
Accrued employee termination	(1,077)	(1,886)	(2,172)
Accrued liabilities	(255)	793	878
Due to joint venture	(5,169)	—	—
Funds held for deposit and membership transfers	(51)	3,254	8,723
Other current liabilities	(2,164)	(24)	117
Other long-term liabilities	3,876	(2,565)	(569)

Net cash flows from operating activities	78,902	114,467	102,460

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment	(22,675)	(46,062)	(51,254)
Restricted cash	491	(300)	(7,361)
Proceeds from sale of property and equipment	37	58	720
Investment in joint ventures	(1,441)	(935)	(498)

Net cash flows used in investing activities	(23,588)	(47,239)	(58,393)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayments of borrowings	(23,020)	(10,714)	(19,790)
Capital contributions from members	329	362	374
Distribution to partners	—	—	(61,890)

Net cash flows used in financing activities	(22,691)	(10,352)	(81,306)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	32,623	56,876	(37,239)
CASH AND CASH EQUIVALENTS—Beginning of year	53,167	85,790	142,666

CASH AND CASH EQUIVALENTS—End of year	$85,790	$142,666	$105,427

CASH PAID FOR:
Interest	$4,897	$7,141	$3,742
Income taxes (net of refunds)	27,000	23,174	13,942

NON-CASH FINANCING ACTIVITY:
Fixed assets acquired with debt	$—	$23,656	$—

See notes to consolidated financial statements.

BOARD OF TRADE OF THE CITY OF CHICAGO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2002, 2003 and 2004

1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The consolidated financial statements include the accounts of the Board of Trade of the City of Chicago, Inc. and its wholly owned subsidiaries, including Electronic Chicago Board of Trade, Inc. (“Electronic CBOT”) which held a controlling general partner interest in Ceres Trading Limited Partnership (“Ceres”) (collectively, the “CBOT”). Ceres was dissolved on December 31, 2003 and was liquidated during 2004 (see Note 2). CBOT, through Ceres, held a 50% ownership interest in CBOT/Eurex Alliance LLC (“CBOT/Eurex Alliance”) until its liquidation in December 2003. The CBOT holds an approximate 9% interest in a joint venture called OneChicago, LLC (“OneChicago”). The CBOT accounts for its interests in CBOT/Eurex Alliance and OneChicago under the equity method. These investments are included in other assets on the Consolidated Statements of Financial Condition. All significant intercompany balances and transactions have been eliminated in consolidation.

Business and Proposed Restructuring Transactions—The CBOT operates markets for the trading of commodity, financial, equity index and metal futures contracts, as well as options on futures contracts. Products traded on the exchange include financial derivatives, global listed agricultural futures and options contracts (e.g., wheat, corn and soybeans), and global listed financial futures and options contracts (e.g., U.S. Treasury bonds and notes). Products are traded on traditional open-auction markets on trading floors where members trade among themselves for their own accounts and for the accounts of their customers. Products are also traded electronically on e-cbot powered by LIFFE CONNECT (“e-cbot”), a system that was developed and implemented in the fourth quarter of 2003. Prior to utilizing the e-cbot system, electronic trading was offered through the a/c/e system, which was based on technology used at Eurex, a joint venture of Deutsche Börse and the Swiss Exchange, which they operated on behalf of the CBOT. The CBOT also provides a full range of clearing services for every contract traded through its exchange, whether executed in the open-auction markets or electronic trading system. Since November 2003, the CBOT began collecting a clearing fee for each trade cleared through a new clearing agreement with the Chicago Mercantile Exchange (“CME”) called the CME/CBOT Common Clearing Link. Prior to the establishment of the CME/CBOT Common Clearing Link, CBOT members cleared transactions through another third-party clearing services provider under which the CBOT received no clearing fees. The CBOT also engages in market surveillance and financial supervision activities designed to ensure market integrity and provide financial safeguards for users of the markets. In addition, the CBOT markets and distributes real-time and historical market data generated for trading activity in its markets to users of its products and related cash and derivative markets. The CBOT also owns and operates three office buildings in the city of Chicago.

Over the last several years, the CBOT has conducted an ongoing and extensive evaluation process with respect to the structure of its organization and its competitiveness in the futures industry. As a result of this evaluation process, the CBOT has determined that it should restructure its organization in order to enhance its competitiveness.

The CBOT has developed, and proposed for approval by its Full Members and Associate Members, a series of transactions designed to restructure the CBOT. These “restructuring transactions” are designed to:

•	“de-mutualize” the CBOT by creating a stock, for-profit holding company, referred to as “CBOT Holdings,” and distributing shares of common stock of CBOT Holdings to its members, while maintaining the CBOT as a non-stock, for-profit subsidiary of CBOT Holdings, referred to as the “CBOT subsidiary”;

•	modernize the CBOT’s corporate governance structure by, among other things, adopting new mechanisms for initiating and voting on stockholder and member proposals, providing for a modest

BOARD OF TRADE OF THE CITY OF CHICAGO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

reduction in the size of its board and modifying the nomination and election process for directors as well as the terms of office and qualifications of directors; and

•	create a framework to facilitate public markets for equity securities of CBOT Holdings, capital- raising transactions and other securities issuances following a subsequent approval by the stockholders of CBOT Holdings.

Completion of the restructuring transactions is subject to a number of conditions, including membership approval. The accompanying consolidated financial statements do not reflect the effects of the proposed restructuring transactions.

Use of Estimates—The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts in the financial statements, such as estimates for bad debts, exchange fee rebates, real estate taxes and assumptions used for the calculation of pension and other postretirement benefit plan costs. Actual amounts could differ from those estimates.

Revenue Recognition—The largest source of the CBOT’s operating revenues is exchange fees, which are assessed on trades made through the CBOT. These fees are recognized as revenue in the same period that the trades are matched and cleared. Exchange fee revenue is a function of three variables: (1) exchange fee rates, determined primarily by contract type, trading mechanism and membership/customer status, (2) trading volume and (3) transaction mix. Rebates on exchange fees arise primarily from the subsequent identification by clearing firms of misclassifications of the membership/customer status that had been reported by the clearing firms in their initial submission to the CBOT. Clearing firms can submit requests for rebates relating to trading activity during the previous year. The CBOT provides an accrual for exchange fee rebates based on pending rebate requests and the historical pattern of rebates processed. The following provides a reconciliation of the accrual for exchange fee rebates as of and for the years ended December 31 (in thousands):

	2002	2003	2004
Accrual for exchange fee rebates—beginning of year	$3,899	$2,568	$4,351
Provision	2,160	2,846	3,683
Payments	(3,491)	(1,063)	(5,733)

Accrual for exchange fee rebates—end of year	$2,568	$4,351	$2,301

The CBOT uses the CME as an external clearing house to guarantee, clear and settle every contract traded. The CBOT receives clearing fees in respect to each side of a trade made in the open-auction markets and electronic trading system that is cleared by the CME. No clearing fees were received under the arrangement for clearing services provided by the former clearing house provider. The CBOT selected the CME to provide these clearing services through the CME/CBOT Common Clearing Link. The CBOT had discretion in selecting the CME from alternative service providers. The CBOT is the primary obligor in the arrangement, has sole latitude in establishing prices charged to CBOT customers, determines the service specifications and bears the credit risk. As a result, the CBOT accounts for clearing fee revenue and clearing services expense on a gross basis in accordance with Financial Accounting Standards Board (“FASB”) Emerging Issues Task Force (“EITF”) 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent.

The CBOT provides to market data vendors real-time and delayed market data regarding the prices of the futures and options on futures contracts traded through the CBOT. Fees for market data, based on the number of subscribers, are remitted to the CBOT by market data vendors. The CBOT recognizes revenue for market data

BOARD OF TRADE OF THE CITY OF CHICAGO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

based on quotation services provided to market data vendors at the time services are rendered. Prior to 2003, rebates were available to member firms for one-third of their market data fees. These rebates were accrued in the month that the revenues were recorded and are reflected as a reduction in market data fees. The CBOT discontinued the rebate program effective January 1, 2003.

Revenues from the rental of office space are recognized over the life of the lease term, utilizing the straight-line method.

Service revenues consist primarily of telecommunication charges, badge fees, booth space rentals and membership application and registration fees, and are recognized when the services are provided. Additionally, service revenues in 2003 and 2004 include one-time charges to customers for establishing connections between them and the CBOT’s e-cbot trading platform that went into service in November of 2003.

Other revenue relates primarily to fines levied on members and members’ firms for rule infractions, as determined by the CBOT’s regulatory committees and board of directors, as well as interest income and changes in cash surrender values of insurance policies.

Cash and Cash Equivalents—Cash and cash equivalents include highly liquid investments with maturities of three months or less from date of purchase.

Cash Held Under Deposit and Membership Transfers—When any membership is sold, the CBOT holds the proceeds of such sale before remitting the amount to the selling member for a specified period of time to allow other members to make claims against the selling member. “Cash held under deposit and membership transfers” consists of funds held by the CBOT from membership sales. Use of these funds is not restricted and the CBOT has an offsetting liability titled “Funds held for deposit and membership transfers.”

Restricted Cash—Restricted cash consists of collateral required for purchase of foreign currency forward contracts. It also consists of cash collateralized for a letter of credit for legal fees required to be paid upon the completion of the restructuring transactions under the minority member litigation settlement discussed in Note 10. Finally, restricted cash includes money held in escrow in relation to the liquidation of Ceres discussed in Note 2. The following provides the components of Restricted Cash as of December 31 (in thousands):

	2003	2004
Forward contract collateral	$300	$3,590
Letter of credit for legal settlement	—	4,005
Ceres escrow	—	66

Total	$300	$7,661

Accounts Receivable—The CBOT estimates an allowance for doubtful accounts based upon factors surrounding credit risk of specific customers. The following provides a reconciliation of the allowance for doubtful accounts as of, and for the years ended, December 31 (in thousands):

	2002	2003	2004
Allowance for doubtful accounts—beginning of year	$3,908	$3,897	$4,580
Provision	29	1,127	212
Charge-offs, net of recoveries	(40)	(444)	(440)

Allowance for doubtful accounts—end of year	$3,897	$4,580	$4,352

BOARD OF TRADE OF THE CITY OF CHICAGO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Property and Equipment—Property and equipment, excluding land, are reported at historical cost, net of accumulated depreciation and amortization. Land is reported at cost. In accordance with Statement of Position No. 98 1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, computer software and systems include purchased software and systems, external costs specifically identifiable to the implementation of new systems and certain payroll and payroll-related costs for employees who are directly associated with and devote time to developing computer software for internal use. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets, as follows:

Buildings	20 to 40 years
Building equipment	10 to 20 years
Furnishings and fixtures	3 to 10 years
Computer software and systems	3 to 5 years

Depreciation and amortization expense related to the above assets was $35.4 million, $32.5 million and $45.7 million for the years ended December 31, 2002, 2003 and 2004, respectively.

Other Assets—Other assets consist of deferred rental brokerage and intangible assets (presented net of accumulated amortization), cash surrender values of executive life insurance policies, equity investments and long-term prepaid assets consisting of interest, license fees and service contracts. Amortization is computed using the straight-line method over the estimated useful lives of the assets, which range from 5 to 10 years. Amortization expense related to these assets was $2.0 million, $0.4 million and $0.4 million for the years ended December 31, 2002, 2003 and 2004, respectively. Accumulated amortization was $20.9 million and $20.7 million at December 31, 2003 and 2004, respectively. The cash surrender values of executive life insurance policies are marked to their fair value. Equity investments are recorded at their initial capital contributions and increased or reduced by the proportionate shares of the entities’ accumulated net income or loss. Long-term prepaid assets are expensed using the straight-line method over the duration that the payment relates. In January of 2003, the CBOT board of directors selected LIFFE Administration and Management (“LIFFE”) to become the supplier of the CBOT’s electronic trading system. On January 10, 2003, the CBOT entered into a software license agreement with LIFFE for use of the LIFFE CONNECT® system software. The initial term of the license is five years from the date the system became available for use in a real-time live trading environment, which occurred on November 24, 2003. The license fee for the entire initial term was prepaid in the amount of 5.0 million pounds sterling ($8.2 million). The license fee is being amortized over the life of the license.

Income Taxes—The CBOT and its wholly owned subsidiaries file a consolidated federal income tax return. Income taxes are determined using the asset and liability method. Accordingly, deferred tax assets and liabilities are determined based upon the differences between financial statement carrying amounts and the tax bases of existing assets and liabilities, and are measured at the tax rates expected to be in effect when these differences reverse.

Long-Lived Assets—Long-lived assets to be held and used by the CBOT are reviewed to determine whether any events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. The CBOT bases its evaluation on such impairment indicators as the nature of the assets, the future economic benefit of the assets, any historical or future profitability measurements, as well as other external market conditions or factors that may be present. If such impairment indicators are present or other factors exist that would indicate that the carrying amount of the asset may not be recoverable, the CBOT determines whether an impairment has occurred through the use of an undiscounted cash flows analysis of assets at the lowest level for which identifiable cash flows exist. In the event of an impairment, the CBOT recognizes a loss for the difference between the carrying amount and the estimated fair value of the asset as measured using quoted market prices or, in the absence of quoted market prices, a discounted cash flow analysis.

BOARD OF TRADE OF THE CITY OF CHICAGO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

During the fourth quarter of 2001, formal discussions began and preliminary term sheets were shared regarding licensing a new version of the electronic trading platform. Based on management’s assessment of the probable outcome of these discussions, management concluded that the carrying value of the current electronic trading platform, included in computer software and systems, should be reduced. The carrying value represented the future undiscounted cash flows to be generated from the current electronic trading platform. As a result of management’s evaluation, a $15.2 million pretax charge was recorded in the fourth quarter of 2001 to adjust the carrying value of the current electronic trading platform to its estimated realizable value. The remaining carrying value of $12.5 million was to be completely amortized through June 2002, at which time a licensing agreement was projected to be in place. The new licensing arrangement actually became effective in April of 2002. Accordingly, three months of amortization was recorded through March 31, 2002, after which a $6.2 million pretax charge was recorded to reduce the remaining book value to zero.

Equity Method Investments—Equity method investments represent investments in which the CBOT has a 20-50% interest or is able to exercise significant influence. These investments are carried at the initial capital contributions increased or reduced by the proportionate shares of the entities’ accumulated net income or loss. Equity method investments are reviewed to determine whether any events or changes in circumstances indicate that the investment may be other than temporarily impaired. The CBOT bases its evaluation on its ability to recover the carrying amount of the investment or inability of the investee to sustain an earnings capacity that would justify the carrying amount of the investment. In the event of an impairment, the CBOT would recognize a loss for the difference between the carrying amount and the estimated fair value of the equity method investment.

In January 2003, the members of CBOT/Eurex Alliance agreed to liquidate the Alliance by year-end 2003 and in December 2003 the liquidation was completed. No impairment adjustment was required as the carrying value of the investment was fully recovered upon liquidation.

The CBOT is a minority interest holder in the joint venture OneChicago with the Chicago Board Options Exchange, Incorporated (“CBOE”) and the CME. OneChicago is a for-profit company whose business is to facilitate the electronic trading of single-stock futures. Under the provisions of FASB Interpretation No. 46R (“FIN 46R”), Consolidation of Variable Interest Entities, an Interpretation of ARB 51 (as Revised December 2003), OneChicago is a variable interest entity and the CBOT holds variable interests in OneChicago. The CBOT is not the primary beneficiary of OneChicago and therefore does not consolidate this variable interest entity as would be required under FIN 46R. Pursuant to the joint venture agreement, the CBOT was obligated to make capital contributions of approximately $1.0 million, which was satisfied in February 2002. While not obligated to make further capital contributions to OneChicago, the CBOT may elect to participate in additional capital requests to maintain its relative ownership in OneChicago. The CBOT has made such voluntary contributions totaling approximately $2.0 million. The net investment in OneChicago was $0.9 million and $0.4 million at December 31, 2003 and 2004, respectively.

Comprehensive Income—Comprehensive income consists of net income and other comprehensive income. Other comprehensive income refers to revenues, expenses, gains and losses that are not included in net income, but rather are recorded directly in members’ equity. Accumulated other comprehensive income at December 31 consisted of the following (in thousands):

	2003	2004
Unrealized gains on foreign exchange forward contracts	$84	$—
Less tax effect	(33)	—

Total	$51	$—

BOARD OF TRADE OF THE CITY OF CHICAGO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Derivative Instruments Held For Purposes Other Than Trading—The CBOT has from time to time entered into arrangements related to the provision of its electronic trading software that are denominated in euros and pounds sterling. As a result, the CBOT is exposed to movements in foreign currency exchange rates. The primary purpose of the CBOT’s foreign currency hedging activities is to manage the volatility associated with foreign currency purchases of materials and services and liabilities created in the normal course of business. The CBOT does not rely on economic hedges to manage risk.

The CBOT enters into forward contracts when the timing of the future payment is certain. When the exact foreign currency amount is known, such as under fixed service agreements, the CBOT treats this as a firm commitment and identifies the hedge instrument as a fair value hedge. When the foreign currency amount is variable, such as under variable service agreements, the CBOT treats this as a forecasted transaction and identifies the hedge instrument as a cash flow hedge. At the time the CBOT enters into a forward contract, the forecasted transaction or firm commitment is identified as the hedged item and the forward contract is identified as the hedge instrument.

The CBOT measures hedge ineffectiveness using the forward rates for hedges at each reporting period. In all forward contracts, the critical terms of the hedging instrument and the hedged item match. At each reporting period the CBOT verifies that the critical terms of the contract continue to be the same. The CBOT will discontinue hedge accounting prospectively if it is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of a hedged item; when the derivative expires or terminates; when the derivative is de-designated as a hedge instrument, because it is probable that the forecasted transaction will not occur; or management determines that designation of the derivative as a hedge instrument is no longer appropriate.

Recent Accounting Pronouncements—In November 2002, the FASB issued FASB Interpretation No. 45 (“FIN 45”), Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. The disclosure provisions of FIN 45 became effective for financial statements that end after December 15, 2002. The provisions for initial recognition and measurement became effective on a prospective basis for guarantees that are issued or modified after December 31, 2002. The adoption of FIN 45 did not have an impact on the CBOT’s financial position or results of operations.

In June 2002, the FASB issued Statement of Financial Accounting Standard (“SFAS”) No. 146, Accounting for Costs Associated with Exit or Disposal Activities, which addresses financial accounting and reporting for costs associated with exit or disposal activities. SFAS No. 146 nullifies EITF 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring). The adoption of SFAS No. 146 did not have an impact on the CBOT’s financial position or results of operations.

In January 2003, the FASB issued Interpretation No. 46 (“FIN 46”), Consolidation of Variable Interest Entities. FIN 46 clarifies the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 requires the consolidation of a variable interest entity whereby an enterprise will absorb a majority of the entity’s expected losses if they occur, receive a majority of the entity’s expected residual returns if they occur, or both. In December 2003, the FASB issued FIN 46R, which provides guidance on the identification of entities for which control is achieved through means other than

BOARD OF TRADE OF THE CITY OF CHICAGO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

through voting rights (Variable Interest Entities) and how to determine when and which business enterprise should consolidate the Variable Interest Entity (the Primary Beneficiary). The adoption of FIN 46R did not have an impact on the CBOT’s financial position or results of operations.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. This Statement became effective for financial instruments entered into or modified after May 31, 2003 and establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). The adoption of SFAS No. 150 did not have an impact on the CBOT’s financial position or results of operations.

In December 2003, the FASB issued SFAS No. 132 (revised December 2003) (“SFAS No. 132R”), Employers’ Disclosures about Pensions and Other Postretirement Benefits, an amendment of FASB Statements No. 87, 88, and 106, to revise employers’ disclosures about pension plans and other postretirement benefit plans. It does not change the measurement or recognition of those plans required by SFAS No. 87, Employers’ Accounting for Pensions; SFAS No 88, Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits, and SFAS No. 106, Employers’ Accounting for Postretirement Benefits Other Than Pensions. This Statement retains the disclosure requirements contained in SFAS No. 132, Employers’ Disclosures about Pensions and Other Postretirement Benefits, which it replaces. Additional disclosures include information describing the types of plan assets, investment strategy, measurement date(s), plan obligations, cash flows, and components of net periodic benefit cost recognized during interim periods. SFAS No. 132R became effective for financial statements with fiscal years ending after December 15, 2003. The interim-period disclosures required by this Statement became effective for interim periods beginning after December 15, 2003. The CBOT has adopted the disclosure requirements of SFAS No. 132R.

In December 2004, the FASB issued SFAS No. 153, Exchange of Non-monetary Assets—an amendment of APB Opinion No. 29, which is based on the principle that exchanges of non-monetary assets be measured based on the fair value of the assets exchanged. This statement eliminates the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. This Statement is effective for financial statements with fiscal years ending after June 15, 2005. It is anticipated that the adoption of SFAS No. 153 will not have an impact on the CBOT’s financial position or results of operations.

In December 2004, the FASB issued SFAS No. 123 (revised December 2004) (“SFAS No. 123R”), Share-Based Payment, which establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services, primarily focusing on transactions in which an entity obtains employee services in share-based payment transactions. It does not change the guidance for share-based transactions with parties other than employees provided in SFAS No. 123 as originally issued and EITF 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services. The Statement requires the measurement of the cost of employee services received in exchange for an award of equity instruments to be based on the grant-date fair value of the award. This Statement is effective for financial statements with fiscal years ending after June 15, 2005. It is anticipated that the adoption of SFAS No. 123R will not have a material impact on the CBOT’s financial position or results of operations.

Prior Year Reclassifications—Certain reclassifications have been made of prior year amounts to conform to current year presentations. Previously, the CBOT reported its equity in the loss of an unconsolidated subsidiary as part of operating expense. These losses are now reported as an adjustment to income after taxes. These losses, net of their tax effect, were $0.4 million, $0.7 million and $0.5 million in 2002, 2003 and 2004, respectively.

BOARD OF TRADE OF THE CITY OF CHICAGO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Also, restricted cash activity, which was previously shown as cash flows from operating activities is now shown as cash flows from investing activities, resulting in reclassifications of $7.4 million, $0.3 million and $0.5 million in 2004, 2003 and 2002, respectively.

2.    MINORITY INTERESTS IN SUBSIDIARIES

Ceres was formed by the CBOT for the purpose of engaging in electronic trading activities related to financial and futures markets. As described below, Ceres was dissolved in 2003 and liquidated during 2004. The CBOT, through Electronic CBOT, as general partner, held a 10% interest in Ceres. Members of the CBOT were limited partners of Ceres. Under the terms of the Ceres partnership agreement, income and losses were allocated to the general partner and limited partners based on their partnership interests. Losses in excess of limited partner capital accounts were allocated to Electronic CBOT, as general partner. The limited partners did not have rights that allowed them to participate in the management of Ceres or rights that limited the CBOT’s ability to control the operations of Ceres. Accordingly, the CBOT controlled Ceres and Ceres was accounted for as a consolidated subsidiary of the CBOT.

On November 18, 2003, the Board of Directors of Electronic CBOT, on behalf of Electronic CBOT as general partner of Ceres, agreed to dissolve Ceres when the electronic trading system contractual arrangements with Deutsche Börse AG, the Swiss Stock Exchange and certain of their affiliates (collectively, the Eurex Group) terminated, which occurred on December 31, 2003. The CBOT ceased conducting the electronic trading business through Ceres as of December 31, 2003. Ceres was dissolved on December 31, 2003 and was subsequently liquidated with its assets distributed to its partners in accordance with the terms of the Ceres limited partnership agreement. As a result of the liquidation of Ceres, the holders of memberships in the CBOT subsidiary no longer participate in the electronic trading business of the CBOT as limited partners of Ceres, but rather as members of the CBOT. In January 2004, $60.3 million was paid to the limited partners of Ceres as a liquidating distribution. In November 2004, a final distribution of $1.6 million was paid to the limited partners, thus completing the liquidation of all Ceres assets.

3.    DEBT

Long-term debt at December 31 consisted of the following (in thousands):

	2003	2004
Private placement senior notes, due in annual installments through 2007, at an annual interest rate of 6.81%	$42,857	$32,144
LIFFE financing agreement	26,853	19,289

	69,710	51,433
Less current portion	19,665	20,359

Total	$50,045	$31,074

In May of 2003, the CBOT signed a financing agreement with LIFFE which allowed the CBOT to finance the costs under a development services agreement signed with LIFFE in March of 2003. Under the terms of the financing agreement, the CBOT financed 15.1 million pounds sterling ($26.9 million at December 31, 2003) related to the development services agreement. Repayments of amounts financed began in 2004 and are due in equal annual installments through 2006. Interest was prepaid at the time of the borrowing at an effective rate of approximately 5.6%. Prepaid interest related to the financing agreement of $2.7 million is being amortized to interest expense over three years using an effective interest rate method.

BOARD OF TRADE OF THE CITY OF CHICAGO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The CBOT has an agreement with LaSalle Bank National Association (the “bank”) to provide the CBOT with a $20.0 million revolving credit facility (the “Revolver”). Interest related to the Revolver is payable monthly at the lower of LIBOR plus 2.25% or the bank’s prime rate. The Revolver also provides letters of credit in the amounts of $4.0 million and 15.0 million pounds, or its U.S. Dollar equivalent. Further, the Revolver allows for the issuance of additional letters of credit, up to the unused portion of the $20.0 million line of credit. The Revolver contains certain covenants, which, among other things, require the CBOT to maintain certain equity levels and financial ratios, as well as restrict the CBOT’s ability to incur additional indebtedness, except in certain specified instances. The Revolver had a maturity date of January 12, 2005. In February 2005, the Revolver was amended to extend the maturity date to February 14, 2006 and to reduce a letter of credit to 10.0 million pounds or its U.S. Dollar equivalent. No principal has been borrowed nor is outstanding on the Revolver.

The aggregate amounts of required principal repayments on the CBOT’s long-term debt as of December 31, 2004 are as follows (in thousands):

2005	$20,359
2006	20,359
2007	10,715

Total	$51,433

4.    INCOME TAXES

The components of income tax expense for 2002, 2003 and 2004 are as follows (in thousands):

	2002	2003	2004
Current:
Federal	$19,058	$9,642	$18,082
State	3,826	3,757	5,533

Total current	22,884	13,399	23,615

Deferred:
Federal	919	8,566	7,892
State	207	109	982

Total deferred	1,126	8,675	8,874

Total	$24,010	$22,074	$32,489

Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts for income tax purposes. These temporary differences result in taxable or deductible amounts in future years. Differences between financial reporting and tax bases arise most frequently from differences in the timing of expense recognition.

BOARD OF TRADE OF THE CITY OF CHICAGO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Significant components of the CBOT’s deferred tax assets (liabilities) as of December 31, 2003 and 2004 are as follows (in thousands):

	2003	2004
Current deferred tax asset:
Allowance for bad debts	$1,937	$1,841
Exchange fee rebate accrual	1,007	520

Total current deferred tax asset	2,944	2,361

Current deferred tax liability:
Other	(139)	(142)

Total current deferred tax liability	(139)	(142)

Net current asset	$2,805	$2,219

Long-term deferred tax asset:
Dow Jones license amortization	2,374	2,087
Employee and retiree benefit plans	777	—
State income taxes	598	942
Ceres partnership	202	—
Other	1,905	2,248

Total long-term deferred tax asset	5,856	5,277

Long-term deferred tax liability:
Depreciation	(23,660)	(30,202)
Employee and retiree benefit plans	—	(1,373)
Capitalized interest	(2,426)	(2,186)

Total long-term deferred tax liability	(26,086)	(33,761)

Net long-term liability	$(20,230)	$(28,484)

The CBOT has not established a valuation allowance at December 31, 2003 and 2004 as management believes that all deferred tax assets are more likely than not to be realized.

A reconciliation of the statutory federal income tax rate to the effective income tax rate is as follows:

	2002	2003	2004
Statutory federal income tax rate	35.0%	35.0%	35.0%
State income tax rate—net of federal income tax effect	4.5	4.8	5.6
Nondeductible corporate restructuring costs	2.0	2.0	2.0
Nondeductible litigation settlement	0.0	0.0	1.7
Other nondeductible expenses	0.2	0.6	0.6
Other—net	(0.5)	(0.6)	(1.3)

Effective income tax rate	41.2%	41.8%	43.6%

Minority interest in Ceres has no tax effect since Ceres was a pass-through entity for tax purposes.

BOARD OF TRADE OF THE CITY OF CHICAGO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

5.    MEMBERSHIP

At December 31, 2003 and 2004, the membership of the CBOT consisted of the following classes and numbers of members:

	2003	2004
Full memberships	1,402	1,402
Associate memberships	800	804
Government Instruments Market membership interests (“GIM”)	134	126
Commodity Options Market membership interests (“COM”)	643	643
Index, Debt and Energy Market membership interests (“IDEM”)	641	641

The principal differences between the memberships relate to voting and trading rights, and member preferences in liquidation rights in dissolution.

6.    BENEFIT PLANS

Substantially all employees of the CBOT are covered by a noncontributory, defined benefit pension plan. The benefits of this plan are based primarily on the years of service and the employees’ average compensation levels. The CBOT’s funding policy is to contribute annually the maximum amount that can be deducted for federal income tax purposes. The plan assets are primarily invested in marketable debt and equity securities. The measurement date of plan assets and obligations is December 31.

The following provides a reconciliation of pension benefit obligation, plan assets, funded status and net periodic benefit expense of the plan as of, and for the years ended, December 31 (in thousands):

	2003	2004
Change in benefit obligation:
Benefit obligation—beginning of year	$25,297	$30,162
Service cost	1,539	2,315
Interest cost	1,761	1,996
Actuarial loss	3,265	4,230
Benefits paid	(1,700)	(1,486)

Benefit obligation—end of year	$30,162	$37,217

Change in plan assets:
Fair value of plan assets—beginning of year	$12,797	$21,779
Actual return on plan assets	2,682	3,504
Company contributions	8,000	11,351
Benefits paid	(1,700)	(1,486)

Fair value of plan assets—end of year	$21,779	$35,148

Accumulated benefit obligation	$(21,120)	$(24,941)
Effect of salary projection	(9,042)	(12,276)

Projected benefit obligation	(30,162)	(37,217)
Fair value of plan assets	21,779	35,148

Funded status	(8,383)	(2,069)

Unrecognized cost:
Actuarial and investment net losses	11,797	13,897
Prior service cost	32	29

Prepaid benefit cost	$3,446	$11,857

BOARD OF TRADE OF THE CITY OF CHICAGO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The components of net periodic benefit cost are as follows (in thousands):

	2002	2003	2004
Service cost	$1,312	$1,539	$2,315
Interest cost	1,669	1,761	1,996
Expected return on plan assets	(1,145)	(1,062)	(2,204)
Net amortization:
Unrecognized prior service cost	8	5	3
Unrecognized net loss	269	671	830

Net periodic benefit cost	$2,113	$2,914	$2,940

Employer contributions for the year ending December 31, 2005 are expected to total $3.3 million and estimated future benefit payments through 2014 are expected to be as follows (in thousands):

2005	$1,339
2006	724
2007	902
2008	760
2009	1,047
2010 - 2014	14,966

Total	$19,738

On December 8, 2003, the Medicare Act (the “Act”) was signed into law. The Act introduced a prescription drug benefit under Medicare (Medicare Part D), as well as federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. In May 2004, the FASB issued Staff Position (“FSP”) No. 106-2, Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003, which superseded FSP No. 106-1 of the same name that was issued in January 2004. This FSP provided companies with guidance on the accounting for the effects of the Act for employers that sponsor postretirement health care plans that provide prescription drug benefits. This FSP also requires those employers to provide certain disclosures regarding the effect of the federal subsidy provided by the Act (the “Subsidy”). The guidance applies only to the sponsor of a single-employer defined benefit postretirement health care plan for which (a) the employer has concluded that prescription drug benefits available under the plan are “actuarially equivalent” to Medicare Part D and thus qualify for the Subsidy under the Act and (b) the expected Subsidy will offset or reduce the employer’s share of the cost of the underlying postretirement prescription drug coverage on which the Subsidy is based. The CBOT does not offer drug prescription benefits to retirees after age 65. Accordingly, the CBOT has concluded that the prescription drug benefits available under its postretirement plans will not qualify for the Subsidy and that the Act will not have an impact on the CBOT’s financial position or results of operations.

BOARD OF TRADE OF THE CITY OF CHICAGO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The allocation of plan assets at December 31, 2003 and 2004, by asset category are as follows:

	2003	2004
Actual:
Equity securities	66%	65%
Debt securities	32	33
Other	2	2

Total	100%	100%

Target:
Equity securities	65%	65%
Debt securities	35	35
Other	0	0

Total	100%	100%

The investment objectives for the CBOT pension plan, established in conjunction with a comprehensive review of the current projected financial requirements of the plan and its funded status, are defined in the Investment Policy Statement. The objectives stated therein are as follows:

•	The primary objective of the plan is to preserve capital in real terms while maintaining the highest probability of ensuring future benefit payments to plan participants.

•	The secondary objective is to maximize returns within reasonable and acceptable levels of risk.

•	The desired investment objective is a long-term rate of return on assets greater than the rate of inflation as measured by the Consumer Price Index, based upon a five-year investment horizon.

•	The investments of the plan are diversified with the intent to minimize the risk of large investment losses.

•	The policy is based on the expectation that the volatility of a well-diversified portfolio is similar to that of the markets. Consequently, the volatility of the total portfolio, in aggregate, should be reasonably close to the volatility of a weighted composite of market indices.

The primary focus in developing an asset allocation range for the plan is the assessment of the plan’s investment objectives and the acceptable level of risk associated with achieving these objectives. To achieve these goals, the minimum and maximum allocation range for fixed and equity securities are as follows:

	Minimum	Maximum
Fixed	30%	100%
Equity	0	70
Cash equivalents	0	10

The assumptions used in the measurement of pension benefit obligation and net periodic benefit cost are as follows:

	2003	2004
Pension benefit obligation:
Discount rate	6.00%	6.00%
Rate of compensation increase	4.5	4.5

BOARD OF TRADE OF THE CITY OF CHICAGO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2002	2003	2004
Net periodic benefit cost:
Discount rate	7.25%	6.50%	6.00%
Expected return on plan assets	9.00	8.50	8.50
Rate of compensation increase	5.00	4.25	4.50

In selecting the expected long-term rate of return on assets, the CBOT considered the average rate of earnings expected on the classes of funds invested or to be invested to provide for the benefits of the plan. This included considering the targeted asset allocation of the trust for the year and the expected returns likely to be earned over the next 20 years. Long-term historical returns of each asset class are considered during the development of the assumptions used for the expected return rate of each class.

The CBOT has a retiree benefit plan which covers all eligible employees, as defined. Employees retiring from CBOT on or after age 55, who have at least ten years of service, or after age 65 with five years of service, are entitled to postretirement medical and life insurance benefits. The CBOT funds benefit costs on a pay as you go basis. The measurement date of plan obligations is December 31.

The following provides a reconciliation of postretirement obligation, plan assets, funded status and net periodic benefit cost of the plan as of, and for the years ended, December 31 (in thousands):

	2003	2004
Change in benefit obligation:
Benefit obligation—beginning of year	$7,676	$9,222
Service cost	310	536
Interest cost	544	683
Actuarial loss	1,174	2,689
Benefits paid	(482)	(333)

Benefit obligation—end of year	$9,222	$12,797

Change in plan assets:
Fair value of plan assets—beginning of year	$—	$—
Company contributions	482	333
Benefits paid	(482)	(333)

Fair value of plan assets—end of year	$—	$—

Funded status:
Funded status of the plan at December 31	$(9,222)	$(12,797)
Unrecognized net loss	2,593	5,071
Unrecognized transition obligation	1,111	981

Accrued benefit cost (included in other long-term liabilities)	$(5,518)	$(6,745)

The components of net periodic benefit cost are as follows:

	2002	2003	2004
Service cost	$229	$310	$536
Interest cost	489	544	683
Net amortization:
Transition liability	130	130	130
Unrecognized net loss	16	98	211

Net periodic benefit cost	$864	$1,082	$1,560

BOARD OF TRADE OF THE CITY OF CHICAGO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The assumptions used in the measurement of the postretirement obligation and the net periodic benefit cost are as follows:

	2003	2004
Postretirement obligation:
Discount rate	6.00%	6.00%
Rate of compensation increase	4.50	4.50

	2002	2003	2004
Net periodic benefit cost:
Discount rate	7.25%	6.50%	6.00%
Rate of compensation increase	5.00	4.25	4.50

The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 10% in 2003 and 2004 (decreasing by 1% per year until a long-term rate of 5% is reached). If the health care cost trend rate assumptions were increased by 1% for each year, the accumulated postretirement benefit obligation as of December 31, 2004 would be increased by 9%. The effect of this change on the sum of the service costs and interest cost would be an increase of 12%. If the health care cost trend rate assumptions were decreased by 1% for each year, the accumulated postretirement benefit obligation as of December 31, 2004 would be decreased by 8%. The effect of this change on the sum of the service costs and interest cost would be a decrease of 10%.

The CBOT also maintains a qualified savings plan pursuant to Section 401(k) of the Internal Revenue Code. The plan is a defined contribution plan offered to eligible employees of the CBOT, who meet certain length of service requirements and elect to participate in the plan. The CBOT makes matching contributions to eligible employees based on a formula specified by the plan. The cost of these matching contributions amounted to approximately $1.2 million, $1.3 million and $1.4 million for the years ended December 31, 2002, 2003 and 2004, respectively. The CBOT also sponsors a nonqualified supplemental pension plan for former officers of the CBOT who elected to participate in the plan. The liability for this nonqualified plan, which amounted to $2.1 million at December 31, 2003 and December 31, 2004, is funded by life insurance policies on the lives of the participating employees. The CBOT has established a trust for the purpose of administering the nonqualified plan. The CBOT also has a health plan which provides benefits (hospital, surgical, major medical and short-term disability) for full-time salaried employees of the CBOT. The plan is funded by the CBOT as claims are paid. Employees may contribute specified amounts to extend coverage to eligible dependents. At December 31, 2004, the CBOT had an accrual for unprocessed health plan expenses of $0.2 million.

7.    COMMITMENTS

Certain office space, data processing and office equipment are leased. Rental expense for the years ended December 31, 2002, 2003 and 2004 was $2.9 million, $6.4 million and $9.9 million, respectively. The future minimum rental payments under non-cancelable leases in excess of one year that were in effect as of December 31, 2004 in the aggregate and for the next five years are as follows (in thousands):

2005	$6,160
2006	3,290
2007	859
2008	2
2009	—

Total	$10,311

BOARD OF TRADE OF THE CITY OF CHICAGO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Building revenues relate primarily to the leasing of office and commercial space, generally for periods ranging from one to five years. Certain of these leases contain escalation clauses. Future minimum rentals under non-cancelable leases in effect as of December 31, 2004 in the aggregate and for the next five years are as follows (in thousands):

2005	$17,215
2006	14,373
2007	11,299
2008	8,103
2009	6,005
Thereafter	28,659

Total	$85,654

The CBOT has an agreement to license certain index and trademark rights, including the Dow Jones Industrial Average, the Dow Jones Transportation Average, the Dow Jones Utilities Average and the Dow Jones Global Indices. The license is a non-transferable and exclusive worldwide license to use these indices as the basis for standardized exchange-traded futures contracts and options on futures contracts. The agreement, which expires December 31, 2007 unless terminated by either party, requires the CBOT to pay Dow Jones annual royalties, based upon the trading volumes, with a minimum annual royalty requirement of $2.0 million. These annual royalty charges, which totaled $2.0 million, $2.9 million and $4.1 million in 2002, 2003 and 2004, respectively, are recorded as contracted license fees expense in the year to which the payment relates.

In May of 2003, the CBOT signed a managed services agreement with LIFFE pursuant to which LIFFE will provide the CBOT services related to the operation and support of the e-cbot system, which agreement was amended and restated in August 2004. The agreement began on November 24, 2003 and expires on November 24, 2008. The minimum costs due under this agreement are $12.4 million, $12.9 million, $13.4 million and $13.2 million in 2005, 2006, 2007 and 2008, respectively.

In April of 2003, the CBOT signed a Clearing Services Agreement (the “Agreement”) with the CME under which the CME provides clearing and related services for all CBOT products. The initial term of the Agreement is four years, with optional three year renewals. On March 1, 2004, the initial term was extended by one year to January 10, 2009. The CBOT is responsible for costs associated with the establishment and maintenance of all telecommunications equipment and services required under the Agreement. As part of the Agreement, the CBOT collects a clearing fee on each side of a trade made on a CBOT platform. A portion of this fee is payable to the CME for their clearing services provided. This fee varies based on transaction volume and is guaranteed to the CME to be at least $4.5 million per quarter.

In December 2003, the CBOT agreed to become a partner in a joint venture to develop leveraged supply contracts based on agricultural commodities. The CBOT holds a 30% interest in the joint venture and has agreed to make capital contributions up to a maximum of $0.3 million. As of December 31, 2004, the CBOT has made such contributions totaling approximately $0.1 million.

8.    FOREIGN CURRENCY FORWARD CONTRACTS

In connection with its arrangements with the Eurex Group, the CBOT previously utilized foreign currency forward contracts that were identified as cash flow hedges. These cash flow hedges were intended to offset the effect of exchange rate fluctuations on forecasted purchases of variable monthly services denominated in euros. These contracts designated as cash flow hedges had notional amounts approximating $3.4 million (3.1 million

BOARD OF TRADE OF THE CITY OF CHICAGO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

euros) at December 31, 2003. Gains and losses on these instruments were deferred in other comprehensive income (“OCI”) until the underlying transaction was recognized in earnings. A gain before income taxes of approximately $0.1 million was deferred in OCI at December 31, 2003, and was reclassified into general and administrative expense as the underlying transactions were recognized. There were no gains or losses recorded on these cash flow hedges related to hedge ineffectiveness.

The CBOT currently utilizes foreign currency forward contracts that are identified as fair value hedges. These are intended to offset the effect of exchange rate fluctuations on firm commitments for purchases of fixed annual and quarterly services denominated in pounds sterling associated with the CBOT’s arrangements with LIFFE. These contracts designated as fair value hedges had notional amounts approximating $7.7 million (4.4 million pounds sterling) at December 31, 2003 and $51.9 million (30.1 million pounds sterling) at December 31, 2004. Gains and losses on these hedge instruments, as well as the gains and losses on the underlying hedged item, are recognized currently in general and administrative expense. There were no gains or losses recorded on these fair value hedges related to hedge ineffectiveness.

The CBOT also utilizes foreign currency forward contracts that are intended to offset the effect of exchange rate fluctuations on recorded debt that is denominated in pounds sterling. These contracts, which are not designated as hedges under FASB Statement No. 133, had notional amounts approximating $17.5 million (10.1 million pounds sterling) at December 31, 2004. Gains and losses on these instruments, as well as the gains and losses on revaluing the recorded debt, are recognized currently in general and administrative expense.

9.    SEVERANCE AND RELATED COSTS

The severance and related costs incurred during 2002 of $4.0 million are primarily the result of the general release and separation agreement with the CBOT’s former president and chief executive officer, entered into in November 2002, in which the CBOT terminated an employment agreement and agreed to make payments through 2004 of approximately $3.4 million. Other severance and related costs incurred during 2002 of $0.6 million related to ongoing staff reductions. The severance and related costs incurred during 2003 and 2004 of $1.3 million and $0.6 million, respectively, are related to ongoing staff reductions.

The following table summarizes severance and related costs, the amounts paid and the accrual balances for the years ended December 31 (in thousands):

	2002	2003	2004
Accrued employee termination liability—beginning of year	$7,743	$6,136	$2,575
Employee termination costs	4,033	1,290	572
Cash payments	(5,640)	(4,851)	(2,744)

Accrued employee termination liability—end of year	$6,136	$2,575	$403

Amounts recognized in the Consolidated Statements of Financial Condition consist of (in thousands):

	2002	2003	2004
Accrued employee termination (current liability)	$4,461	$2,575	$403
Other liabilities (long-term liability)	1,675	—	—

Total accrued employee termination liability	$6,136	$2,575	$403

10.    LITIGATION

The CBOT has been named as a defendant in various lawsuits.

In August 2002, the CBOT entered into a settlement agreement with eSpeed, Inc. and Electronic Trading Systems Inc., to settle a patent rights lawsuit brought by eSpeed, Inc. in the United States District Court for the

BOARD OF TRADE OF THE CITY OF CHICAGO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Northern District of Texas, Dallas Division, alleging that the CBOT, the CME and their suppliers had infringed upon the patents of eSpeed, Inc. In accordance with the patent rights settlement agreement, the CBOT is obligated to pay $15.0 million over a five-year period, which consisted of payments of $5.0 million made in September 2002, $2.0 million made in September 2003, and $2.0 million made in September 2004, with three subsequent annual payments of $2.0 million. The effect of the patent rights settlement agreement was recorded in the third quarter of 2002 and, net of amounts previously accrued, was approximately $10.7 million of expense ($6.3 million after tax). This amount is net of a discount of $ 1.3 million arising from the determination of the present value of the foregoing annual payments using a 4.7% discount rate.

In October 2003, a lawsuit was filed in the U.S. District Court of the District of Columbia by Eurex U.S. against the CBOT and the CME alleging that the CBOT and CME have engaged in anticompetitive behavior. On December 12, 2003, the CBOT filed in the U.S. District Court for the District of Columbia a motion to dismiss the amended complaint and a motion to transfer the action to the U.S. District Court for the Northern District of Illinois. The grounds for dismissal included Eurex’s failure to state a cause of action under U.S. antitrust laws and Eurex’s inability to demonstrate any harm to competition resulting from the CBOT stating its views on Eurex’s pending application to become a U.S. regulated exchange. On September 2, 2004, the United States District Court for the District of Columbia granted the motion to transfer the case to the United States District Court for the Northern District of Illinois. The District Court denied the motion to dismiss as moot in light of its ruling on the transfer motion.

In February 2004, the CBOT entered into a settlement agreement to settle a lawsuit brought by certain Associate Members, GIMs, IDEMs and COMs in the Circuit Court of Cook County, Illinois over the proposed allocation of equity in a restructuring of the CBOT. Under the terms of the settlement agreement, the CBOT is obligated to pay $3.5 million in attorney fees and expenses upon entry of a final judgment order by the Circuit Court of Cook County, Illinois County Department, Chancery Division. In addition, upon an affirmative vote by CBOT members in favor of a restructuring, the CBOT is obligated to pay an additional $4.0 million in attorney fees, provided that such a vote occurs within 5 years from the final judgment order and that a restructuring is completed within 3 years from the date of the first vote by CBOT members regarding a restructuring.

On May 18, 2004, the Circuit Court of Cook County, Illinois entered an order granting preliminary approval of the settlement agreement. On September 10, 2004, the court conducted a hearing on the fairness of the settlement agreement. On September 20, 2004, the court entered a final order, approving the settlement agreement as fair, adequate and reasonable and in the best interest of all CBOT members.

On October 20, 2004, the statutory period for appeals of the Circuit Court’s final order expired and the order became final and non-appealable. Upon expiration of the statutory period for filing a notice of appeal, counsel for the plaintiff class representatives were paid the initial payment of attorneys’ fees in the amount of $3.5 million plus interest at the Prime Rate minus one percent.

On May 7, 2004 the CBOT, the CME, the CBOE and OneChicago, LLC were sued in the U.S. District Court for the Northern District of Illinois for alleged infringement of United States patent 5,963,923 entitled “System and Method for Trading Having Principal Market Maker.” The CBOT filed an answer to the complaint on June 28, 2004. The complaint against OneChicago was dismissed voluntarily without prejudice on August 26, 2004. The complaint against CBOE was dismissed voluntarily without prejudice on September 1, 2004. The complaint against CBOT and CME was dismissed voluntarily without prejudice on December 8, 2004.

CBOT management believes that the ultimate outcome of these proceedings, individually and in the aggregate, will not have a material adverse effect on the CBOT’s financial position, results of operations or cash flows.

BOARD OF TRADE OF THE CITY OF CHICAGO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

11.    DEPOSITS OF U.S. TREASURY SECURITIES

The rules and regulations of the CBOT require certain minimum financial requirements for delivery of physical commodities, maintenance of capital requirements and deposits on pending arbitration matters. To satisfy these requirements, member firms have deposited U.S. Treasury securities with the CBOT. These deposits are not considered assets of the CBOT, nor does any interest earned on these deposits accrue to the CBOT; accordingly, they are not reflected in the accompanying financial statements. The aggregate market value of these securities on deposit was $16.3 million and $6.1 million as of December 31, 2003 and 2004, respectively.

12.    OPERATING SEGMENTS

Management has identified two reportable operating segments: exchange trading and real estate operations. The exchange trading segment primarily consists of revenue and expenses from both traditional open-auction trading activities and electronic trading platform activities, as well as from the sale of related market data to vendors. The real estate operations segment consists of revenue and expenses from renting and managing the real estate owned by the CBOT. The CBOT allocates certain business activity to each operating segment based on trading volume and other factors.

The CBOT evaluates segment performance based on revenues and income from operations. Intercompany transactions between segments have been eliminated. The accounting principles used for segment reporting are the same as those used for consolidated financial reporting. A summary by operating segment follows for the years ended December 31, 2002, 2003 and 2004 (in thousands):

	Year Ended December 31, 2002
	Exchange Trading	Real Estate Operations	Eliminations	Totals
Revenues:
Exchange fees	$204,963	$—	$—	$204,963
Market data	58,258			58,258
Building		25,239		25,239
CBOT space rent		17,177	(17,177)
Services	16,554			16,554
Other	3,259			3,259

Total revenues	$283,034	$42,416	$(17,177)	$308,273

Depreciation and amortization	$22,934	$14,504	$—	$37,438

Income (loss) from operations	$68,206	$(9,173)	$—	$59,033

Total assets	$148,705	$205,492	$—	$354,197

Capital expenditures	$20,563	$2,112	$—	$22,675

BOARD OF TRADE OF THE CITY OF CHICAGO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Year Ended December 31, 2003
	Exchange Trading	Real Estate Operations	Eliminations	Totals
Revenues:
Exchange fees	$285,815	$—	$—	$285,815
Clearing fees	1,158			1,158
Market data	55,850			55,850
Building		20,061		20,061
CBOT space rent		25,539	(25,539)
Services	16,059			16,059
Other	2,359			2,359

Total revenues	$361,241	$45,600	$(25,539)	$381,302

Depreciation and amortization	$18,773	$14,096	$—	$32,869

Income (loss) from operations	$118,631	$(1,817)	$—	$116,814

Total assets	$283,311	$200,670	$—	$483,981

Capital expenditures	$42,459	$3,603	$—	$46,062

	Year Ended December 31, 2004
	Exchange Trading	Real Estate Operations	Eliminations	Totals
Revenues:
Exchange fees	$204,004	$—	$—	$204,004
Clearing fees	73,556			73,556
Market data	64,234			64,234
Building		22,428		22,428
CBOT space rent		25,850	(25,850)
Services	12,828			12,828
Other	3,143			3,143

Total revenues	$357,765	$48,278	$(25,850)	$380,193

Depreciation and amortization	$32,055	$13,956	$—	$46,011

Income from operations	$72,678	$1,545	$—	$74,223

Total assets	$274,791	$185,625	$—	$460,416

Capital expenditures	$40,508	$10,746	$—	$51,254

13.    FAIR VALUE OF FINANCIAL INSTRUMENTS

Cash equivalents, accounts receivable and other current assets are carried at amounts which approximate fair value due to their short-term nature. Similarly, liabilities including accounts payable and accrued liabilities, the current portion of long-term debt, funds held for deposit and membership transfers and other liabilities are carried at amounts approximating fair value. Based on a comparison of the terms of the CBOT’s existing long-term debt and the terms currently available for similar borrowings, management estimates the fair value of the long-term debt approximates the carrying value.

BOARD OF TRADE OF THE CITY OF CHICAGO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

14.    STATEMENT OF CASH FLOWS

Subsequent to the issuance of the consolidated financial statements for the year ended December 31, 2004, the company determined that the $61.9 million distribution to the partners of Ceres previously reported as cash flows from investing activities should have been reported as cash flows from financing activities. As a result, the accompanying consolidated statement of cash flows for the year ended December 31, 2004 has been restated.

Also, restricted cash activity, which was previously shown as cash flows from operating activities is now shown as cash flows from investing activities, resulting in reclassifications of $7.4 million, $0.3 million and $0.5 million in 2004, 2003 and 2002, respectively.

* * * * * *

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934 as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois, on September 8, 2005.

CBOT HOLDINGS, INC.

By:	/S/ BERNARD W. DAN
Bernard W. Dan President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below on September 8, 2005 by the following persons on behalf of the registrant in the capacities indicated.

Signature	Title

/S/ BERNARD W. DAN Bernard W. Dan	President and Chief Executive Officer and Director (Principal Executive Officer)

/S/ GLEN M. JOHNSON Glen M. Johnson	Chief Financial Officer (Principal Financial Officer)

/S/ JILL A. HARLEY Jill A. Harley	Chief Accounting Officer (Principal Accounting Officer)

/S/ CHARLES P. CAREY Charles P. Carey	Chairman of the Board

/S/ ROBERT F. CORVINO Robert F. Corvino	Vice Chairman of the Board

/S/ PETER F. BORISH Peter F. Borish	Director

/S/ JOHN E. CALLAHAN John E. Callahan	Director

/S/ JAMES E. CASHMAN James E. Cashman	Director

/S/ MARK E. CERMAK Mark E. Cermak	Director

Signature	Title

/S/ JACKIE CLEGG Jackie Clegg	Director

/S/ BRENT M. COAN Brent M. Coan	Director

/S/ JAMES A. DONALDSON James A. Donaldson	Director

/S/ LARRY G. GERDES Larry G. Gerdes	Director

/S/ JAMES P. MCMILLIN James P. McMillin	Director

/S/ NICKOLAS J. NEUBAUER Nickolas J. Neubauer	Director

C.C. Odom, II	Director

/S/ M.B. OGLESBY, JR. M.B. Oglesby, Jr.	Director

/S/ FRANK S. SERRINO Frank S. Serrino	Director

/S/ MICHAEL D. WALTER Michael D. Walter	Director

/S/ CHARLES M. WOLIN Charles M. Wolin	Director